BEVERLY NATIONAL CORPORATION

EARNING YOUR TRUST SINCE 1802

2006 ANNUAL REPORT


07052166


RECD S.E.C.
APR 2 7 2007
1080



Personal Financial Services


PROCESSED
MAY 0 2 2007
THOMSON
FINANCIAL



Business Services



Wealth Management & Investments


BEVERLY NATIONAL BANK
1802

BEVERLY NATIONAL CORPORATION

SELECTED FINANCIAL INFORMATION

	At and For the Years Ended December 31,				
	2006	2005	2004	2003	2002
	(Dollars in thousands, except per share data)				
Earnings data:					
Interest and dividend income	$ 23,742	$ 19,292	$ 15,928	$ 14,870	$ 16,796
Interest expense	8,419	4,416	2,594	2,824	4,336
Net interest and dividend income	15,323	14,876	13,334	12,046	12,460
Provision for loan losses	590	585	560	120	304
Noninterest income	3,954	4,192	4,291	3,702	3,936
Noninterest expense	15,031	15,090	13,458	12,135	12,376
Income before income taxes	3,656	3,393	3,607	3,493	3,716
Income taxes	1,110	1,000	1,107	1,316	1,334
Net income	$ 2,546	$ 2,393	$ 2,500	$ 2,177	$ 2,382
Per share data[1]:					
Net income-basic	$ 1.12	$ 1.28	$ 1.35	$ 1.20	$ 1.35
Net income-diluted	1.10	1.24	1.30	1.14	1.28
Cash dividends	0.80	0.80	0.80	0.80	0.83
Book value (at end of period)	$ 16.93	$ 15.25	$ 15.05	$ 14.32	$ 14.24
Weighted average shares:					
Basic	2,269,663	1,873,280	1,846,249	1,813,206	1,757,687
Diluted	2,305,032	1,932,830	1,926,388	1,903,354	1,859,830
Balance sheet data:					
Total assets	$ 467,144	$ 412,512	$ 378,125	$ 347,175	$ 310,528
Loans[2]	305,711	269,770	236,811	176,593	193,398
Allowance for loan losses	3,044	2,514	2,181	2,183	2,013
Loans, net of allowance[2]	302,667	267,256	234,630	174,410	191,385
Investments[3]	119,872	115,303	116,844	139,968	56,858
Deposits	352,858	345,812	337,135	308,265	281,207
Stockholders' equity	46,178	28,721	28,012	26,242	25,433
Financial ratios:					
Return on average assets	0.59%	0.61%	0.68%	0.67%	0.79%
Return on average equity	7.06	8.48	9.32	8.52	9.78
Net interest margin	3.81	4.10	4.00	4.15	4.60
Net interest spread	3.72	4.09	3.99	4.15	4.18
Consolidated capital ratios:					
Tier 1 leverage capital to average assets	10.81%	6.84%	7.31%	7.78%	7.87%
Tier 1 capital to risk-weighted assets	14.40	10.31	11.34	13.87	12.74
Total capital to risk-weighted assets	15.35	11.19	12.24	15.02	13.79
Asset quality ratios:					
Non-performing loans to total loans[4]	0.01%	—	0.20%	0.57%	0.30%
Non-performing assets to total assets[5]	—	—	0.14	0.29	0.19
Net (charge-offs) recoveries to average loans	—	(0.10)%	(0.27)	0.03	(0.15)
Allowance for loan losses as a percentage of:					
Non-performing loans	19,025	125,700	412.29	216.78	350.09
Total loans (at end of period)	1.00	0.93	0.92	1.24	1.04

(1) Per share information has been adjusted to reflect the June 2002 5% stock dividend.
(2) Excludes mortgages held for sale which amounted to $0, $0, $447,000, $0, and $1.6 million at December 31, 2005, 2004, 2003, 2002 and 2001, respectively.
(3) Includes available-for-sale securities, held-to-maturity securities and stock in the Federal Reserve Bank and the Federal Home Loan Bank of Boston.
(4) Non-performing loans are defined as nonaccrual loans and loans that are past due ninety days or more but still accruing interest.
(5) Non-performing assets are defined as non-performing loans and other real estate owned.

2006 YEAR IN REVIEW



Dear Shareholder:

Beverly National Corporation enjoyed a notably successful year with the introduction of a number of new initiatives that we believe will help shape the Corporation's future. Our presence as a community-based commercial bank has been strengthened by the introduction of new additions to our personal, business banking and wealth management products and services. In 2006 the Company established strategic initiatives, which focus on continuing to satisfy customer needs, improve shareholder value and position the Company to meet prospective economic challenges.

As we have noted in the past, the banking industry continues to face new challenges. The sustained rise in interest rates during the first half of 2006 compressed net interest margins throughout the industry until interest rates eventually stabilized during the third and fourth quarters of 2006. The challenges presented by the interest rate environment, combined with rising operating expenses such as costs relating to compliance and technology, as well as uncertainty relating to the real estate market, have pressured the earnings of many financial institutions. These factors tend to disproportionately impact small community banks and can be expected to lead to further market consolidation. We anticipate that 2007 will be an active year for bank consolidations, which may present opportunities for us to expand our existing customer base through prudent acquisition, de novo branching and customer migration, as individuals react to third party consolidation. In response to this challenging operating environment, we are committed to maintaining a conservative approach to growth, expanding and improving product offerings, augmenting delivery channels, initiating corporate-wide efficiency reviews and implementing cost-control measures.

A quantitative review of the Corporation's financial performance revealed an increase in net income over the previous year. In December, we took additional steps to continue this trend by restructuring a portion of our investment portfolio to achieve improved long-term earnings growth. In accordance with our strategic plans, we completed a secondary stock offering in July, which raised approximately $17 million in additional capital that will be used to support our targeted growth rate over the next few years.

Net income for the year ended December 31, 2006 totaled $2.5 million, or basic earnings per share of $1.12 and fully diluted earnings of $1.10 per share, this compares to net income of $2.4 million, or basic earnings per share of $1.28 and fully diluted earnings of $1.24 per share last year. The results for December 31, 2006 were net of two non-recurring charges related to the restructuring of the Bank's investment portfolio and costs associated with implementing changes identified in the Corporation's initial phase of its corporate-wide efficiency review. These charges, net of tax, were $328,000 for the portfolio restructuring and $149,000 for the efficiency implementations. After adjusting for these non-recurring charges, net income would have been $3.0 million, or basic earnings per share of $1.33 and fully diluted earnings of $1.31 per share for the period. Net income for 2005 was reduced by $402,000, net of tax, related to severance payments and the discontinuance of the Bank's defined benefit pension plan. Net income, after adjusting for these items, would have been $2.8 million, or basic and fully diluted earnings per share of $1.49 and $1.45, respectively.

Total assets as of December 31, 2006 totaled $467.1 million, compared to $412.5 million at December 31, 2005, an increase of $54.6 million or 13.2%. Loans, net of the allowance for loan losses, increased $35.4 million, or 13.2%. Total deposits increased $7.0 million, or 2.0%. Asset growth was funded primarily through the increase in Federal Home Loan Bank advances and the additional capital generated by the secondary stock offering.

The marketplace continues to provide opportunity for both our commercial and consumer lending divisions. The commercial lenders made strong in-roads within new market areas and industries. Their efforts culminated in the funding of several significant projects, particularly in the areas of commercial real estate and development. These efforts position the Bank as a leading community banking institution in our area and will pave the way for future asset growth.

While many institutions are paying the price for engaging in sub-prime real estate lending practices, our lending philosophy that seeks to minimize risk for the Bank and our customers, has allowed our portfolio to remain stable during these turbulent times. To leverage that position for future opportunities, the Bank established a newly expanded Loan Center at our

246 Cabot Street location in Beverly that offers customers convenience and expanded banking hours. To assist and lead this initiative, the Bank has hired Jeff Manning as Vice President of Consumer Lending. Jeff comes to us with a great deal of knowledge and experience in our primary market areas. Under Jeff's leadership our Consumer Lending division will aggressively pursue the development of many new products, some of which are already on the horizon, such as a 15-year fixed-rate home equity loan.

Our Operations Department was certainly one of the busiest departments, as they researched and implemented many significant changes during 2006. These changes included the outsourcing of the items processing and statement rendering areas and updates to our foreign and domestic wire transfer capabilities. These are just a few among many changes that are designed to create greater efficiencies and increased revenue opportunities, contributing to the overall goal of improved operating efficiencies. In addition, we have recently made improvements to our technological capabilities. Various departments have collaborated to support several ongoing developments, such as branch capture, merchant capture, E-Statements and on-line check image delivery. Each of these initiatives will deliver a multitude of benefits to our existing and potential customers and enhance our competitive position to retain and attract these customers. Among the most exciting advancements is our newly designed website that provides a wealth of information about the Bank's products and services in an easy-to-navigate format. We encourage you to visit our website at www.beverlynational.com.

The Retail Division accomplished important strategic objectives during 2006 and we ended the year with $353 million in deposits, in spite of an increasingly competitive interest rate environment that has made it difficult for many financial institutions to attract any significant core deposit growth. While the low-cost core deposit accounts remain the cornerstone of the Bank's deposit base, CDs and the introduction of the no-fee, interest-bearing "Success YES" checking account were the primary source of new deposits in 2006. In addition, the Retail Division recently introduced an "E-Savings" account to complement the new website. We believe this initiative will support our future deposit growth objectives and help the Bank remain competitive by minimizing attrition to the aggressively priced on-line competition for deposit funds.

Small business remains a primary focus for our commercial lending, deposit and cash management products and services. The recent addition of lock-box services and our enhancement of internet banking capabilities provide our customers with the timesaving tools they need. By putting the needs of the small business first, we have developed an enhanced comprehensive product line for this market niche scheduled to launch in the second quarter of 2007.

The renovation of the North Beverly office was completed in 2006, providing an attractive state-of-the-art facility with the additional capacity to meet the growing needs of our customer base. We recently announced the opening of our eighth retail banking office at 6 Paradise Road in Salem, Massachusetts. The anticipated branch opening is scheduled for the second quarter of 2007. Salem is a natural extension of our market area, as we already service a number of deposit and loan customers in the greater Salem area. We expect that this branch will provide promising new growth opportunities for both our Commercial and Retail Divisions.

The Wealth Management group ended the year with assets under management of $296 million. Retail brokerage under management through our partnership with UVEST Financial exceeded the previous years volumes and continues to expand. Kevin Keegan, Esquire, joined the Wealth Management as Vice President with a focus on providing trust services for high net worth clients. Kevin is leveraging his years of experience and vast network of professionals to further promote the Bank's team of expert Wealth Management advisors through a series of programs on local cable and radio stations. To further enhance and improve this line of business, the Wealth Management Division will undergo a comprehensive review to determine the best way to service our existing customer base, attract new clients and effectively assist them in managing their wealth management needs.

In the fall of 2006, the Senior Management Team and Board of Directors refined our strategic plans for the future of the Corporation. We will continue to focus on earnings growth, improved efficiency through cost controls and increasing fee-based earnings. Accelerating asset growth organically as well as other forms of expansion constitutes viable opportunities for the Corporation's future strategic growth.

We continue to benefit from a dedicated Board of Directors comprised of local community and business leaders who provide their expertise, leadership and support. We would like to express our sincere appreciation and thanks to Mr. Richard H. Booth, who will be retiring from our Board after serving as a Director since 1993. Mr. Booth comes from a strong tradition of family members who have served the Bank and its Board professionally and successfully for many years. We extend our gratitude to Mr. Booth and wish him well in the future.

We are pleased to announce that the Nominating Committee of the Board has recommended that John J. Meany be nominated for election to the Board at our Annual Meeting of Shareholders. Mr. Meany is currently the CEO of the YMCA of North Shore. In his leadership position, he has worked collaboratively with local businesses, municipalities, and community organizations in our region. We welcome Mr. Meany and look forward to his contributions to the future success of our Corporation.

In closing we would like to thank all who helped make 2006 a successful year. To our employees, Shareholders, customers, Board of Directors and local Advisory Boards, for their continued support of Beverly National Bank and Beverly National Corporation, we thank you and look forward to our continued success in the future. We are dedicated to our mission of remaining a strong, independent community-based bank. We remain *"Dedicated to Your Success!"*

Respectfully,



Donat A. Fournier
President and Chief Executive Officer

BUSINESS

Beverly National Corporation

Beverly National Corporation, a Massachusetts corporation (the "Company" or the "Holding Company"), is a registered bank holding company under the Bank Holding Company Act of 1956, as amended. The Holding Company has one banking subsidiary, Beverly National Bank (the "Bank"). The principal executive office of the Company is located at 240 Cabot Street, Beverly, Massachusetts 01915, and the telephone number is (978) 922-2100. The website for the Company and the Bank is "*www.beverlynational.com.*" The Company provides a link on its website to its Annual Report on Form 10-K, quarterly reports on Forms 10-Q, current reports on Form 8-K and other filings with the Securities and Exchange Commission (the "SEC") as soon as reasonably practicable after filing such reports with the SEC. Also available on the website are the respective Charters of the Board's Nominating, Governance, Audit, and Compensation and Benefits Committees.

Beverly National Corporation was incorporated in 1984 and became the bank holding company for the Bank in 1985. The Bank is believed to be among the oldest banks operating in the United States. The Bank became a national banking association on March 16, 1865. From 1802, until the creation of a national banking system in 1865, the Bank operated as a state chartered bank.

The Bank provides a broad array of consumer and commercial banking services to individuals and to small and mid-size businesses through seven full-service and two limited service branch locations in and around Essex County, Massachusetts. All of the full service branch locations are open six days a week and have automatic teller machines ("ATMs"), with six locations maintaining "drive-through" facilities. The limited service branches operate under reduced hours and lack the "drive-through" infrastructure.

During the past three years, the Bank has made significant investments in its banking platform to enhance the long-term growth prospects of the Company. In order to implement its strategic plan, the Board of Directors hired Donat A. Fournier in July 2002 to serve as the Company's President and Chief Executive Officer. Under his leadership, the Bank restructured its management team, developed and implemented a growth-oriented business plan, and embarked upon a series of management initiatives designed to enhance the overall long-term profitability of the Company. As part of this plan, the Company has upgraded certain operational capabilities and business controls designed to monitor and identify underlying costs. The Company has also assembled a new management team comprised of banking professionals who have significant experience in the Bank's primary market area and expertise in commercial, consumer and residential lending, along with retail operations.

As a result of renewed focus by the Company of allocating resources to income-producing core lines of business, it has experienced strong asset growth, primarily in commercial loans, over the last three years. The Bank has also expanded its market presence by opening a new branch in Danvers, Massachusetts in 2004 and anticipates opening its newest branch in Salem, Massachusetts, currently scheduled for mid-2007. Stable economic conditions in its market area and its success in responding to new business opportunities have also enhanced the Bank's growth prospects.

The Bank has one subsidiary, Beverly National Security Corporation, which was established as a Massachusetts securities corporation for the exclusive purpose of buying, selling or holding investment securities. The Hannah Insurance Agency, a former subsidiary of the Bank that sold annuities, life, long-term and liability insurance, was dissolved during February 2006. Cabot Street Realty Trust, which previously operated as a subsidiary of the Company was merged into the Company on December 31, 2004. The activity of Cabot Street Realty Trust was limited to holding real estate used principally by the Company.

The business of the Bank is not significantly affected by seasonal factors.

In the last five years the Bank derived its operating income from the following sources:

	% of Operating Income				
	2006	2005	2004	2003	2002
Interest and fees on loans	68%	63%	58%	64%	66%
Interest and dividends on securities and federal funds sold	18	19	21	17	15
Charges, fees and other sources	14	18	21	19	19
	100%	100%	100%	100%	100%

Market Area

The Company's current primary market area is considered to be Essex County, Massachusetts. The Bank operates nine offices within the communities of Beverly, Hamilton, Manchester, Danvers and Topsfield, Massachusetts. There is also a new branch under construction in Salem, Massachusetts, expected to open in mid-2007. All of the offices of the Bank are located within the North Shore Region of Massachusetts. However, as expansion of the franchise continues, the market area will likely encompass the greater North Shore Region, which is defined as Essex and Northern Middlesex counties in Massachusetts along with Southeastern New Hampshire. The Company believes that the current market area, as well as the greater North Shore Region, contains a significant number of small to mid-size businesses looking for a locally-based commercial bank that can offer an array of financial products and services that are not available at a typical community bank. The traditional banking relationships for many of these businesses have been displaced as a result of bank mergers in the area. Given the Company's broad product offering, focus on customer service and local management, the organization can better serve the growing needs of both new and existing customers in its current and expanding market areas.

Environmental Systems Research Institute, a leading provider of demographic data, has projected median household income growth of 26.3% in Essex County between 2005 and 2010, compared to 17.4% on an aggregate basis for the United States and 24.4% for all of Massachusetts. With branches located in the towns of Beverly, Danvers, Manchester, South Hamilton and Topsfield in Essex County, Massachusetts, the Company operates in some of the most attractive markets in the North Shore Region. The strong concentration of wealth, coupled with the projected median household income growth of the Company's current market area, should provide significant banking and lending opportunities for it to meet its strategic objectives. One of the goals of the Company is to leverage its brand recognition and further enhance the franchise by expanding into higher growth communities within its core Essex County marketplace.

The Company believes there is ample opportunity for it to increase its share of deposits within Essex County. As of June 30, 2006, the Bank held 2.3% of the deposits in Essex County through its nine offices. Two of the Bank's nine offices are limited service branch facilities located within educational institutions. Of the 252 banking offices located within Essex County, recording $14.8 billion in deposits, Eastern Bank, Sovereign, Bank of America, and TD BankNorth account for 46.9% of the market. In addition, Citizens Bank, Danvers Bank and Salem Five have absorbed 19.5% of the market.

Business Plan Initiatives and Strategy

The Company's management team is focused on executing its business plan and the Company has made significant investments in infrastructure and acquiring experienced lending personnel in order to enhance its long-term profitability. The overall strategy is to continue the expansion of the banking franchise to become the leading independent bank in the North Shore Region and to improve overall efficiency and profitability by:

- Taking advantage of opportunities created by the wealth characteristics and business activity in the North Shore Region;
- Capitalizing on the consolidation of banking institutions within the North Shore Region to attract dislocated customers, acquire new branch locations and recruit experienced banking officers, directors and employees;
- Focusing on local management and a commitment to the local community in each of our market areas; and
- Attracting new customers in the markets currently served by providing personalized service in an efficient manner, together with a full range of high quality financial services and products.

Growing the Loan Portfolio and Deposits. In order to grow the Bank's loans and our deposits, the Company is undertaking the following initiatives:

- The Company is empowering Branch Managers to take a more active role in the growth of retail operations. The Company is committed to implementing a more sales oriented culture through the alignment of the incentive compensation structure with defined revenue growth and business development objectives. One major objective is to leverage customer relationships in trust and wealth management services. As of December 31, 2006, there were $241 million in assets under management and $292 million in total assets in the custody of the Trust Department. Given the wealth characteristics in the Company's markets, it is developing specialized mortgage and consumer loan products to further enhance business opportunities with asset management clients.
- The Company is enhancing its overall lending capabilities through a series of management initiatives to hire experienced lenders and strengthen underwriting, credit analysis and automation processes. As a result, net loans have increased from $174.4 million at December 31, 2003 to $302.7 million at December 31, 2006, or 24.5% on an annualized basis.
- The commercial loan team was recently expanded to six lending officers, each with more than 15 years of operating experience in the Company's market area. In an effort to improve operating efficiency and maximize

the deposit relationships of commercial clients, the Company recently transferred management responsibility for commercial deposit relationships to the Chief Lending Officer and introduced a series of cash management services. These initiatives, coupled with recent improvements in the underwriting and credit administration/oversight process, will enable the Company to continue to leverage its resources as it grows its commercial loan portfolio.

Leveraging Infrastructure. The Company has made significant investments in its infrastructure consisting of its operating systems and personnel which are designed to accommodate long-term growth and profitability initiatives. As the Company grows into its infrastructure, it is expected to more effectively leverage resources while controlling expenses and maintaining a disciplined approach to control funding costs.

Maintaining Low Cost of Funds. The Bank is committed to maintaining low cost of funds and improving the composition of the deposit base by aggressively seeking core deposits. It has introduced a variety of deposit products designed to attract core deposits. These deposit products provide attractive features and benefits to customers while encouraging multiple account relationships. Lenders and relationship managers are seeking non-interest bearing deposits from new and existing lending customers. The growth of core deposits should help to achieve a lower overall cost of funds and should have a positive impact on net interest income.

Continuing Customer Orientation and Local Management. The business strategy is based on the assessment that customers prefer to conduct business with a bank that is managed by experienced local bankers. Therefore, lenders and relationship managers tend to be responsive to the needs of customers by providing them with prompt decisions and a high level of personal service.

As part of the Bank's focus on customers, it provides a full array of financial services and products through the Bank or arrangements with third-party vendors, including:

- real estate, commercial and consumer loans;
- electronic transfer services, internet banking and bill paying services;
- deposit services;
- investments; and
- ATMs, debit cards, credit cards and merchant services.

Distribution of Assets, Liabilities and Stockholders' Equity; Interest Rates and Interest Differential

The following table presents average balances, interest income, interest expense and the corresponding yields earned and rates paid for the years ended December 31, 2006, 2005 and 2004. The total dollar amount of interest income from earning assets and the resultant yields are calculated on a tax equivalent basis.

	Year Ended December 31								
	2006			2005			2004		
	Average Balance	Interest Inc/Exp	Yield/ Rate	Average Balance	Interest Inc/Exp	Yield/ Rate	Average Balance	Interest Inc/Exp	Yield/ Rate
	(Dollars in thousands)								
ASSETS									
Federal funds sold and interest bearing deposits	$ 2,297	$ 180	7.85%	$ 6,078	$ 199	3.27%	$ 8,178	$ 95	1.16%
Investments [1]	115,494	4,787	4.14%	114,383	4,236	3.70%	126,133	4,230	3.35%
Loans [1,2,3]	291,982	19,066	6.53%	248,025	15,105	6.09%	204,651	11,820	5.78%
Total interest-earning assets	$ 409,773	24,033	5.87%	$ 368,486	19,540	5.30%	$ 338,962	16,145	4.76%
LIABILITIES									
Savings deposits	$ 56,174	307	0.55%	$ 66,958	377	0.56%	$ 67,501	361	0.53%
NOW accounts	58,270	203	0.35%	63,989	174	0.27%	65,647	150	0.23%
Money market accounts	80,402	2,538	3.16%	77,590	1,597	2.06%	58,430	534	0.91%
Time deposits	72,133	2,736	3.79%	69,852	1,941	2.78%	60,211	1,330	2.21%
Short term borrowings	55,848	2,635	4.72%	11,750	327	2.79%	17,395	219	1.26%
Total interest-bearing liabilities	322,827	8,419	2.61%	290,139	4,416	1.52%	269,184	2,594	0.96%
Non-interest-bearing deposits	72,697	—		75,319	—		67,000	—	
Total deposits and interest-bearing liabilities	$ 395,524	8,419	2.13%	$ 365,458	4,416	1.21%	$ 336,184	2,594	0.77%
Net interest income		$ 15,614			$ 15,124			$ 13,551	
Net interest spread			3.74%			4.09%			3.99%
Net interest margin			3.81%			4.10%			4.00%

(1) Interest income and yield are stated on a fully tax-equivalent basis. The total amount of adjustment for investments is \$57,000, \$46,000 and \$36,000 for 2006, 2005 and 2004, respectively. The total amount of adjustment for loans is \$234,000, \$202,000 and \$181,000 for 2006, 2005 and 2004, respectively. A federal tax rate of 34% was used in performing this calculation.

(2) Includes loan fees of \$156,000, \$140,000 and \$281,000 for 2006, 2005 and 2004, respectively.

(3) Includes non-accruing loan balances and interest received on non-accruing loans.

The following table shows, for the periods indicated, the dollar amount of changes in interest income and interest expense resulting from changes in volume and interest rates.

	Year Ended December 31, 2006 compared to Year Ended December 31, 2005			Year Ended December 31, 2005 compared to Year Ended December 31, 2004		
	Due to a change in:			Due to a change in:		
	Volume [1]	Rate [1]	Total	Volume [1]	Rate [1]	Total
	(Dollars in thousands)					
Interest income from:						
Federal funds sold and interest-bearing deposits	$ (124)	$ 105	$ (19)	$ (24)	$ 128	$ 104
Investments	41	510	551	(394)	400	6
Loans, net of unearned income	2,677	1,284	3,961	2,505	780	3,285
Total	2,594	1,899	4,493	2,087	1,308	3,395
Interest expense on:						
Savings deposits	(61)	(9)	(70)	(3)	19	16
NOW accounts	(16)	45	29	(4)	28	24
Money market accounts	58	883	941	175	888	1,063
Time deposits	63	732	795	213	398	611
Short-term Borrowings	1,227	1,081	2,308	(71)	179	108
Total	1,272	2,732	4,003	310	1,512	1,822
Net Interest Income	$ 1,322	$ (833)	$ 490	$ 1,777	$ (204)	$ 1,573

(1) The change in interest attributed to both rate and volume has been allocated to the changes in the rate and the volume on a pro-rated basis.

Investment Portfolio

The Company's investment portfolio is managed internally pursuant to an investment policy adopted by the Board of Directors. The Bank does not utilize an investment advisory firm to manage the portfolio. The investment policy authorizes management to invest in a variety of instruments that are allowed and approved by the Bank's primary regulatory agency. The policy has established limits as to a percentage of the portfolio and to total assets for each of the various security types and maximum size per individual investment. The investment strategy is to keep the duration of the investment portfolio within five years, with limitations as to extension risk given changes in interest rates. The portfolio is managed to provide income through yield, while providing cash flow and maturities structured to allow for adjustment with changes in market rates and to fund future asset growth.

The following table shows the maturities, amortized cost basis and weighted average yields of the Company's consolidated investments in available-for-sale debt and trust preferred securities at December 31, 2006. The yields on state and municipal securities are presented on a tax equivalent basis. A federal tax rate of 34% was used in performing this calculation.

	Within one year		After one but within five years		After five but within ten years		After ten years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in thousands)							
Maturing:								
Debt securities issued by U.S. Government corporations and agencies	$ —	—	$ 11,000	4.70%	$ 2,000	5.45%	$ —	—
Mortgage-backed securities	1,286	4.11%	18,486	3.99%	19,339	4.08%	39,502	5.45%
Corporate debt securities	1,451	4.30%	—	—	—	—	—	—
Debt securities issued by states of the United States and political subdivisions of the states	—	—	2,264	4.91%	362	5.17%	7,104	5.87%
Debt securities issued by foreign governments	—	—	400	5.05%	—	—	—	—
Trust preferred securities	—	—	—	—	—	—	9,529	6.84%
Total	$ 2,737		$ 32,150		$ 21,701		$ 56,135	

Loan Portfolio

The following table summarizes the distribution of the Bank's loan portfolio as of December 31 for the years indicated (in thousands):

	2006	2005	2004	2003	2002
Commercial, financial and agricultural	$ 48,201	$ 42,034	$ 45,520	$ 34,788	$ 37,903
Real estate—construction and land development	20,890	16,413	5,786	4,409	2,209
Real estate—residential	106,930	98,007	83,954	63,346	81,245
Real estate—commercial	112,237	98,761	87,366	59,196	57,703
Consumer	3,102	4,949	6,536	7,233	7,576
Other	13,664	8,968	6,997	6,972	6,110
	305,024	269,132	236,159	175,944	192,746
Allowance for loan losses	(3,044)	(2,514)	(2,181)	(2,183)	(2,013)
Deferred loan costs, net	687	638	652	651	661
Net Loans	$ 302,667	$ 267,256	$ 234,630	$ 174,412	$ 191,394

Most of the Bank's business activity is with customers located within Massachusetts. The majority of the Bank's loan portfolio is comprised of loans collateralized by real estate located in the Commonwealth of Massachusetts.

The types of loans offered by the Bank include a broad spectrum of commercial loans, typical of those offered by community banks, along with a broad array of residential mortgage loans and other consumer-based loans. The Bank's residential real estate loans include both fixed and variable rate loans. The Bank also offers construction mortgage loans and revolving equity loans secured by residential mortgages.

In addition to relying upon the adequacy of collateral, the Bank's primary underwriting consideration with respect to such loans are the ability of the borrower to repay the loan and the sources of available funds to repay such loans.

The Bank offers a variety of commercial loans. Generally, such loans are secured by real estate and are supported with personal guarantees. Such loans may be structured on a term or demand basis. Additional underwriting concerns by the Bank with respect to such loans include the ability of commercial borrowers to withstand interest rate increases, reduced revenue and an assessment of the borrower's ability to complete its project management, as well as an assessment of industry and economic considerations. Generally, loan to value limits for real estate loans do not exceed 80% if the premises are owner occupied or 70% if the premises are not owner occupied. However, under certain circumstances, such as instances in which the borrowers demonstrate exceptional cash flow, such loan to value standards may be exceeded with proper authorization consistent with the Bank's lending policies. The Bank also offers a variety of consumer loans on both a secured and unsecured basis.

Loan Maturities and Rates

The following table sets forth certain information at December 31, 2006 regarding the dollar amount of principal repayments becoming due during the periods indicated. The table does not include any estimate of prepayments that significantly shorten the average life of loans and may cause actual repayment experience to differ from that shown. Demand loans having no stated schedule of repayments and no stated maturity are reported as due in one year or less. The amounts shown below (in thousands) exclude applicable loans in process, unearned interest on consumer loans and deferred loan fees.

	Commercial	Construction	Residential Real Estate	Commercial Real Estate	Consumer	Other	Total Loans
Amounts due in:							
One year or less	$ 18,781	$ 20,890	$ 22,463	$ 10,363	$ 2,153	$ 175	$ 74,824
More than one year to three years	9,325	—	30,699	35,073	753	—	75,850
More than three years to five years	11,677	—	20,141	34,483	196	3,229	69,726
More than five years to fifteen years	8,419	—	19,365	23,236	—	8,759	59,779
More than fifteen years	—	—	14,262	9,082	—	1,501	24,845
Total amount due	$ 48,201	$ 20,890	$ 106,930	$ 112,237	$ 3,102	$ 13,664	$ 305,024

The following table sets forth the dollar amounts of all loans at December 31, 2006 that are due after December 31, 2007 and have either fixed interest rates or variable interest rates. The amounts shown below (in thousands) exclude applicable loans in process, unearned interest on consumer loans and deferred loan fees.

	Fixed Rates	Variable Rates	Total
Commercial	$ 22,056	$ 7,364	$ 29,420
Residential Real Estate	31,211	53,256	84,467
Commercial Real Estate	39,432	62,443	101,875
Consumer	854	95	949
Other	1,501	11,988	13,489
Total loans	$ 95,054	$ 135,146	$ 230,200

Non-Accrual, Past Due and Restructured Loans

It is the policy of the Bank to discontinue the accrual of interest on loans when, in management's judgment, the collection of the full amount of interest is considered doubtful. This will generally occur once a loan has become ninety days past due, unless the loan is well secured and in the process of collection. Restructured loans generally may have a reduced interest rate, an extension of loan maturity, future benefits for current concessions and a partial forgiveness of principal or interest; there were no restructured loans outstanding at any of the dates presented. The following table sets forth information on non-accrual and past due loans (in thousands), as of the years indicated:

	2006	2005	2004	2003	2002
Total loans, non-accrual	$ 16	$ 2	$ 529	$ 1,007	$ 575
Loans past due 90 days or more and still accruing	—	—	—	—	1
Total	$ 16	$ 2	$ 529	$ 1,007	$ 576

The amount of interest income recorded on non-accrual loans and restructured loans outstanding for the period, amounted to $0 in 2006 and 2005, $12,000 in 2004, $26,000 in 2003 and $24,000 in 2002. Had these loans performed in accordance with their original terms, the amount recorded would have been $2,000 in 2006 and 2005, $83,000 in 2004, $52,000 in 2003 and $41,000 in 2002.

As of December 31, 2006, there were no loans included above that were known by management to have possible credit problems of the borrowers that caused management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms.

The bank did not have any foreclosed real estate assets or other real estate owned at any of the dates presented.

Summary of Loan Loss Experience

The following table summarizes historical data with respect to average loans outstanding, loan losses and recoveries, and the allowance for loan losses at December 31 for each of the years indicated:

	2006	2005	2004	2003	2002
			(Dollars in thousands)		
Average loans outstanding, net of unearned income	$ 289,210	$ 248,025	$ 204,651	$ 185,259	$ 191,832
Allowance for loan losses					
Balance at beginning of period	$ 2,514	$ 2,181	$ 2,183	$ 2,013	$ 1,996
(Charge-offs):					
Real estate—construction and land development	—	—	—	—	—
Real estate—residential	—	(141)	—	—	—
Real estate—commercial	—	—	—	—	—
Commercial, financial & agricultural	—	(242)	(609)	(44)	(518)
Consumer	(10)	(25)	(33)	(34)	(14)
Recoveries:					
Real estate—residential	—	—	—	—	168
Commercial, financial & agricultural	4	154	77	119	75
Consumer	3	2	3	9	2
Net (charge-offs) recoveries	(3)	(252)	(562)	50	(287)
Provision for loan losses	590	585	560	120	304
Reserve for unfunded commitments reclassified to other liabilities	(57)	—	—	—	—
Balance at period end	$ 3,044	$ 2,514	$ 2,181	$ 2,183	$ 2,013
Ratio of net (charge-offs) recoveries to average loans	— %	(0.10)%	(0.27)%	0.03%	(0.15)%

Allowance for Loan Losses

An allowance for loan losses is maintained to provide for losses that are currently identified or are inherent on loans in the current portfolio. The allowance is increased by provisions charged to current operations and is decreased by loan losses, net of recoveries. The provision for loan losses is based on Management's evaluation of current and anticipated economic conditions, changes in the character and size of the loan portfolio, and other indicators. The balance in the allowance for loan losses is considered adequate by Management to absorb any reasonably foreseeable loan losses.

The following table reflects the allocation of the allowance for loan losses and the percentage of loans in each category to total outstanding loans as of December 31 for each of the years indicated:

	2006		2005		2004		2003		2002	
	Amount	Percent of loans in category to total loans	Amount	Percent of loans in category to total loans	Amount	Percent of loans in category to total loans	Amount	Percent of loans in category to total loans	Amount	Percent of loans in category to total loans
	(Dollars in thousands)									
Commercial, financial, agriculture & construction	$ 1,152	22.6%	$ 1,147	21.7%	$ 911	21.6%	$ 1,167	22.4%	$ 898	20.8%
Real estate—residential	368	35.1%	283	36.4%	226	35.7%	229	36.0%	371	42.2%
Real estate—commercial	1,358	36.8%	1,073	36.7%	1,035	36.9%	764	33.6%	737	29.9%
Consumer	7	1.0%	6	1.8%	5	2.8%	13	4.1%	5	3.9%
Other	159	4.5%	5	3.4%	4	3.0%	10	3.9%	2	3.2%
Total	$ 3,044	100.0%	$ 2,514	100.0%	$ 2,181	100.0%	$ 2,183	100.0%	$ 2,013	100.0%

The Bank formally determines the adequacy of the allowance on a quarterly basis. This determination is based on assessment of credit quality or "risk rating" of loans by senior management, which is submitted to the Board of Directors for approval. Loans are initially risk rated when originated and reviewed periodically. If there is deterioration in the credit, the risk rating is adjusted accordingly.

The allowance also includes a component resulting from the application of the measurement criteria of Statements of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan. Impaired loans receive individual evaluation of the allowance necessary on a quarterly basis. The Bank's Loan Policy states that when it is probable that the Bank will not be able to collect all principal and interest due according to the terms of the note, the loan is considered impaired.

Commercial loans and construction loans are considered to be impaired under any one of the following circumstances: non-accrual status; loans over ninety days delinquent; troubled debt restructures consummated after December 31, 1994; or loans classified as "doubtful", meaning that they have weaknesses which make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. The individual allowance for each impaired loan is based upon an assessment of the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent.

The loss factor applied as a general allowance is determined by a periodic analysis of the Allowance for Loan Losses. This analysis considers historical loan losses as well as delinquency figures and trends.

Concentrations of credit and local economic factors are also evaluated on a periodic basis. Historical average net losses by loan type are examined and any identified trends are assessed. The Bank's loan mix over that same period of time is also analyzed. A loan loss allocation is made for each type of loan and multiplied by the loan mix percentage for each loan type to produce a weighted average factor.

At December 31, 2006, the allowance for loan losses totaled $3.0 million representing 19,025% of non-performing loans, which totaled $16,000, and 1.0% of total loans of $305.7 million. This compared to an allowance for loan losses of $2.5 million representing 125,700% of non-performing loans, which totaled $2,000, and 0.93% of total loans of $269.8 million at December 31, 2005.

The Bank charged off a total of $10,000 of loans during 2006 as compared to $408,000 charged off during 2005. A total of $7,000 was recovered on previously charged off loans during 2006 compared to $156,000 recovered during 2005. Management believes that the allowance for loan losses is adequate. However, while management estimates loan losses using the best available information, no assurances can be given that future additions to the allowance will not be necessary based on changes in economic and real estate market conditions, further information obtained regarding problem loans, identification of additional problem loans and other factors, both within and outside of management's control. Additionally, with expectations of the Bank to continue to grow its loan portfolio, ongoing periodic provisions to the allowance are likely to be necessary to maintain adequate coverage ratios.

Deposits

One of the primary strategic initiatives is to maintain a low cost of funds and improve the composition of our deposit base by aggressively seeking core deposits. The Bank has introduced a variety of deposit products designed to attract core deposits. These deposit products provide attractive features and benefits to customers while encouraging multiple account relationships. The Bank is having its lenders and relationship managers seek non-interest bearing deposits from new and existing lending customers. The growth of core deposits should help to achieve a lower overall cost of funds and should have a positive impact on net interest income.

The following table summarizes the Bank's deposits as of December 31 for the years indicated:

	2006	% of Total	2005	% of Total	2004	% of Total
			(Dollars in thousands)			
Demand deposits	$ 75,751	21.47%	$ 78,218	22.62%	$ 72,321	21.45%
NOW accounts	71,805	20.35	59,507	17.21	68,044	20.18
Money market accounts	76,427	21.66	78,487	22.70	68,068	20.19
Savings deposits	48,805	13.83	61,401	17.75	69,964	20.75
Time deposits	80,070	22.69	68,199	19.72	58,738	17.43
Total	$ 352,858	100.00%	$ 345,812	100.00%	$ 337,135	100.00%

As of December 31, 2006, the Bank had certificates of deposit in amounts of $100,000 and over, aggregating $26.6 million. These certificates of deposit mature as follows (in thousands):

Maturity	Amount
3 months or less	$ 13,168
Over 3 months through six months	5,143
Over 6 months through 12 months	6,014
Over 12 months	2,259
Total	$ 26,584

Other Borrowed Funds

The securities sold under agreements to repurchase as of December 31, 2006 are securities sold on a short-term basis by the Bank and are accounted for as borrowings. The securities consisted of mortgage-backed securities issued by U.S. Government Corporations and debt securities issued by states of the United States and political subdivisions of the states. The securities were held in the Bank's safekeeping account at the Federal Reserve Bank under the control of the Bank and in the Bank's Trust Department. The securities are pledged to the purchasers of the securities. The purchasers have agreed to sell to the Bank substantially identical securities at the maturity of the agreements. Listed below are the securities sold under agreements to repurchase for the years indicated (dollars in thousands):

	2006	2005	2004
Average balance outstanding	$ 11,279	$ 8,414	$ 11,582
Weighted average rate	3.36%	2.45%	1.12%

Federal Home Loan Bank (FHLB) advances represent daily transactions that the Bank uses to manage its funds and liquidity position to comply with regulatory requirements. Interest rates fluctuate daily, reflecting existing market conditions. Listed below is information concerning FHLB borrowings for the years indicated (dollars in thousands):

	2006	2005	2004
Federal Home Loan Bank advances:			
Average balance outstanding	$ 44,569	$ 3,373	$ 5,852
Maximum amount outstanding at any month-end during the period	$ 62,700	$ 22,900	$ 21,000
Balance outstanding at the end of period	$ 47,000	$ 22,900	$ —
Weighted average interest rate during the period	4.80%	3.63%	1.54%
Weighted average interest rate at end of period	4.91%	4.32%	n/a

Summarized quarterly financial data for 2006 and 2005 as follows:

	2006 Quarter Ended			
	March 31	June 30	Sept 30	Dec 31
	(In thousands, except per share data)			
Interest and dividend income	$ 5,471	$ 5,759	$ 6,147	$ 6,364
Interest expense	1,654	2,093	2,264	2,408
Net interest and dividend income	3,817	3,666	3,883	3,956
Provision for loan losses	140	150	150	150
Noninterest income	1,057	1,096	1,056	1,254
Loss on sales of available-for-sale securities, net	—	—	—	509
Noninterest expense	3,659	3,566	3,690	4,115
Income before income taxes	1,075	1,046	1,099	436
Income taxes	337	327	339	107
Net income	$ 738	$ 719	$ 760	$ 329
Basic earnings per common share	$ 0.39	$ 0.38	$ 0.30	$ 0.12
Earnings per common share, assuming dilution	$ 0.38	$ 0.37	$ 0.29	$ 0.12

	2005 Quarter Ended			
	March 31	June 30	Sept 30	Dec 31
	(In thousands, except per share data)			
Interest and dividend income	$ 4,587	$ 4,818	$ 4,950	$ 4,937
Interest expense	832	1,122	1,164	1,298
Net interest and dividend income	3,755	3,696	3,786	3,639
Provision for loan losses	140	120	180	145
Noninterest income	926	1,079	985	1,202
Noninterest expense	3,638	3,816	4,018	3,618
Income before income taxes	903	839	573	1,078
Income taxes	268	264	130	338
Net income	$ 635	$ 575	$ 443	$ 740
Basic earnings per common share	$ 0.34	$ 0.31	$ 0.24	$ 0.39
Earnings per common share, assuming dilution	$ 0.33	$ 0.30	$ 0.23	$ 0.38

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Price of Common Stock and Dividend Policy

Prior to June 19, 2006, there was limited trading in the Company's common stock, which was not listed on any public exchange or the National Association of Securities Dealers National Market System or the Small Cap Market System. Commencing June 19, 2006, the Company's common stock traded on AMEX under the symbol "BNV".

The following table sets forth, to the best knowledge of management, the representative high and low sales prices as reported for each quarterly period during 2006 and 2005, and the cash dividends declared during such periods. The sale prices of these market trades prior to June 19, 2006 are based on transactions reported by Bloomberg for 2004 and available to the public on Yahoo Finance for 2005 and 2006 through June 16, 2006. Since June 19, 2006, the sale prices of our common stock are reported on AMEX.

	High and Low Sales Prices Common Stock		Cash Dividends Declared
	High	Low	
Fiscal Year 2005			
First Quarter	$ 28.00	$ 26.55	$ 0.20
Second Quarter	27.90	26.00	0.20
Third Quarter	27.00	25.50	0.20
Fourth Quarter	27.00	25.19	0.20
Fiscal Year 2006			
First Quarter	$ 27.50	$ 24.00	$ 0.40
Second Quarter	24.75	21.05	—
Third Quarter	26.30	22.20	0.20
Fourth Quarter	25.30	23.40	0.20

On March 19, 2007, there were 303 holders of record of the Company's common stock.

The Company's policy has been to pay dividends out of funds in excess of the needs of the business. The Company has declared and paid cash dividends to its shareholders on a quarterly basis at a rate of $0.20 per share in the first, third and fourth quarters of 2006 and in each quarter of 2005. In addition, in March 2006, the Company declared a dividend of $0.20 for payment in the second quarter of 2006; it is shown above as declared in the first quarter rather than the second quarter. In future quarters, the Company expects to declare and pay dividends in the same quarter.

The Company's ability to pay future dividends on its common stock depends on the Bank's ability to pay dividends to the Company. In accordance with OCC rules and regulations, the Bank may continue to pay dividends only if the total amount of all dividends that will be paid, including the proposed dividend, by the Bank in any calendar year does not exceed the total of the Bank's retained net income of that year to date, combined with the retained net income of the preceding two years, unless the proposed dividend is approved by the OCC. In addition, the OCC and/or the FDIC may impose further restrictions on dividends. The Company currently intends to continue to pay cash dividends, subject to compliance with Federal Reserve Board policy, OCC rules and regulations, state corporation laws, financial condition and results of operations, capital requirements, covenants contained in various financing agreements, management's assessment of future capital needs and other factors considered by the board of directors.

For restrictions on the ability of the Bank to pay dividends to the Company, see Note 16, of the Financial Statements.

Performance Graph

Set forth below is a line graph comparing the yearly percentage change in the cumulative total shareholder return on the Company's Common Stock, based on the market price of the Company's Common Stock with the total return of companies within the Russell 2000, and the SNL $250M-$500M Bank Index. The calculation of total cumulative return assumes a $100 investment made on December 31, 2001 in each of the Company's Common Stock, the Russell 2000, and the SNL $250M-$500M Bank Index and reflects the total return on such investments through December 31, 2006.



Total Return Performance
250
200
150
100
50
Index Value
Beverly National Corporation
Russell 2000
SNL $250M-$500M Bank Index
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06

	Period Ending					
Index	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06
Beverly National Corporation	100.00	137.57	174.88	184.78	178.74	171.40
Russell 2000	100.00	79.52	117.09	138.55	144.86	171.47
SNL $250M-$500M Bank Index	100.00	128.95	186.31	211.46	224.51	234.58

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the "Selected Financial Data" and Consolidated Financial Statements and related Notes appearing elsewhere in this Annual Report.

Critical Accounting Estimates

In preparing the Company's financial statements, Management selects and applies numerous accounting policies. In applying these policies, Management must make estimates and assumptions. The accounting policy that is most susceptible to critical estimates and assumptions is the allowance for loan losses. The determination of an appropriate provision is based on a determination of the probable amount of credit losses in the loan portfolio. Many factors influence the amount of potential charge-offs of loans deemed to be uncollectible. These factors include the specific characteristics of the loan portfolio and general economic conditions nationally and locally. While Management carefully considers these factors in determining the amount of the allowance for loan losses, future adjustments may be necessary due to changed conditions, which could have an adverse impact on reported earnings in the future. See "Provision for Loan Losses" and "Allowance for Loan Losses."

General

The Company does not transact any material business other than through its wholly owned subsidiary, the Bank. The Bank's results of operations are dependent primarily on net interest income, which is the difference between the income earned on its loan and investment portfolios and its cost of funds, consisting of the interest paid on deposits and borrowings. Results of operations are also affected by the Bank's provision for loan losses, fee income from wealth management and trust services and fees generated from loan and deposit products and, when strategically appropriate, loan sale activities. The Bank's non-interest expense principally consists of compensation and employee benefits, office occupancy and equipment expense, data processing, advertising and business promotion, professional fees and other expenses. Results of operations are also significantly affected by general economic and competitive conditions, particularly changes in interest rates, government policies and actions of regulatory authorities. Future changes in applicable law, regulations or government policies may also materially impact the Bank.

The economy of the Company's market area is considered stable. However, economic uncertainty continues to be a factor in the financial decision-making process for both commercial and consumer banking customers.

Operating Strategy

Management's primary goal has been to maintain the Bank's profitability, asset quality and its capital position by: (i) investing in one- to four-family loans secured by properties located in its primary market area; (ii) investing in multi-family, commercial real estate and construction and development loans secured by properties located in the Bank's primary market area, to the extent that such loans meet the Bank's general underwriting criteria; (iii) commercial and small business lending to businesses in the Bank's primary market area; (iv) offering wealth management and trust services to customers in the Bank's primary market area; (v) investing funds not utilized for loan investments in various equity and corporate debt investments and mortgage-backed and mortgage-related securities; and (vi) managing interest rate risk by emphasizing the origination of prime-based and adjustable-rate loans and short-term fixed-rate loans and investing in short-term securities and generally selling longer-term fixed-rate loans that the Bank originates. The Bank intends to continue this operating strategy in an effort to enhance its long-term profitability while maintaining a reasonable level of interest rate risk and enhance such strategy by expanding the products and services it offers, as necessary, in order to improve its market share in its primary market area. In this regard, the Bank offers 24-hour banking by telephone, debit card services and Internet banking.

Comparison of Financial Condition at December 31, 2006 and December 31, 2005

Total assets at December 31, 2006 were $467.1 million, compared to $412.5 million at December 31, 2005, an increase of $54.6 million, or 13.2%. Asset growth was primarily due to the increases in cash and the loan portfolio, which were funded by the increases in deposits, advances from the Federal Home Loan Bank and securities sold under agreements to repurchase, as well as the proceeds from the issuance of common stock.

Investments totaled $116.2 million and were all classified as available-for-sale at December 31, 2006, a slight increase of $2.9 million, or 2.6%, compared to $113.2 million of both available-for-sale and held-to-maturity securities at December 31, 2005. In December 2006, the Board of Directors, upon management's recommendation, approved the restructuring of the Company's investment portfolio. The purpose of this restructuring was to increase future earnings and monthly cash flows generated by the investment portfolio. The restructuring consisted of the sale of much of the Bank's agency portfolio, as well as some lower-rate mortgage-backed securities, and resulted in the recognition of approximately $481,000 in losses, net of taxes. To offset some of the losses at the Bank, the Holding Company sold off most of its investment portfolio, which consisted of bank stock, recognizing a gain, net of taxes, of approximately $152,000. The net result of the restructuring transactions was a loss, net of taxes, of $328,000. The securities sold by the Bank were replaced with higher-yielding securities, specifically municipal bonds, trust preferred securities and mortgage-backed securities. These securities provide a higher level of interest income, as well as increased cash flows.

Loans receivable, net of the allowance for loan losses and unearned income, increased $35.4 million or 13.2%, to $302.7 million at December 31, 2006, compared to $267.3 million at December 31, 2005. The increase in the loan portfolio was a result of a $5.0 million, or 11.9%, increase in commercial, financial and agricultural loans; a $4.5 million, or 27.3%, increase in real estate construction and land development loans; a $13.6 million, or 13.8%, increase in commercial real estate loans; an $8.8 million, or 9.0%, increase in residential real estate loans and a $4.7 million, or 52.4%, increase in other loans. Due to the overall growth of the loan portfolio, the allowance for loan losses increased $530,000 to $3.0 million at December 31, 2006, compared to $2.5 million at December 31, 2005, an increase of 21.1%.

Deposits increased 2.1%, to $352.9 million at December 31, 2006 from $345.8 million at December 31, 2005. The deposit growth was primarily the result of increases in NOW accounts and certificates of deposit, which offset the decrease in savings accounts. The growth of deposits was the result of the investment in new retail opportunities, which is part of the Bank's commitment to provide its customers with a broader array of products and services. The Bank has introduced a number of new products, alternative investment services, small business deposit products, commercial services and delivery channels such as home banking, on-line bill pay, and debit cards.

Advances from the Federal Home Loan Bank of Boston totaled $47.0 million at December 31, 2006, compared to $22.9 million at December 31, 2005, an increase of $24.1 million, or 105.2%. The advances were used to fund loan growth in excess of the amount funded through the increase in deposits and issuance of common stock. Securities sold under agreements to repurchase totaled $16.4 million at December 31, 2006, compared to $11.4 million at December 31, 2005, an increase of $5.0 million, or 43.9%. This increase also helped to fund asset growth, particularly in the loan portfolio.

Total stockholders' equity was $46.2 million, or 9.9% of total assets at December 31, 2006, an increase of $17.5 million, or 61.0%, from the $28.7 million, or 7.0% of total assets at December 31, 2005. The change in stockholders' equity was partially the result of the increase in net income for the year, offset, in part, by the payment of dividends and an increase in the unrealized loss on available-for-sale securities. However, the primary increase in stockholders' equity was the result of the Company's issuance of 805,000 share of common stock at $22 per share, which raised, net of expenses, $16.4 million in capital. The Company's book value per share at December 31, 2006 was $16.93, compared to $15.25 at December 31, 2005, an increase of $1.68, or 11.0%.

Comparison of Operating Results for the Years Ended December 31, 2006 and 2005

Net income for the year ended December 31, 2006 was $2.5 million, as compared to $2.4 million last year. Basic earnings per share for the year ended December 31, 2006 were $1.12, versus $1.28 for the year ended December 31, 2005. Diluted earnings per share for the year ended December 31, 2006 were $1.10, as compared to $1.24 for the year ended December 31, 2005. Net income for 2006 was reduced by one-time charges, net of tax, of $477,000 related to the restructuring of the Company's investment portfolio and cost associated with implementing changes identified in its recently completed corporate efficiency review. Net income for 2006, excluding these one-time charges, would have been $3.0 million, with basic and fully diluted earnings per share of $1.33 and $1.31, respectively. Net income for the year ended December 31, 2005 included one-time charges, net of tax, of $402,000 at December 31, 2006 and 2005, related to severance payments and the discontinuance of the Bank's defined benefit pension plan. Net income for 2005, excluding the one-time charges, would have been $2.8 million, or basic and fully diluted earnings per share of $1.49 and $1.45, at December 31, 2006 and 2005 respectively.

Interest and Dividend Income

Interest and dividend income for the year ended December 31, 2006 was $23.7 million, compared to $19.3 million for the year ended December 31, 2005, an increase of $4.5 million, or 23.1%. The increase in interest and dividend income was a result of both an increase in the average balances and yields of interest earning assets. The average balance of interest-earning assets increased from $368.5 million for the year 2005 to $409.8 million for the year 2006, an increase of $41.3 million, or 11.2%.

The increase in the average balance of interest-earning assets was primarily a result of an increase in the average balance of loans to $292.0 million for 2006, compared to $248.0 million for 2005, an increase of $44.0 million, or 17.7%. The yield on average interest-earning assets increased 55 basis points to 5.85%, due to the increasing interest rate environment, as a good portion of the Bank's loan portfolio is adjustable and tied to the prime rate, which increased during 2006.

Interest Expense

Interest expense for the year ended December 31, 2006 was $8.4 million, compared to $4.4 million for the year ended December 31, 2005, an increase of $4.0 million, or 90.6%. The increase in interest expense was partially due the growth in deposits, but primarily due to the increase in interest rates, which resulted in an increase in the cost of interest-bearing liabilities from 1.52% to 2.61%. The average balance of interest-bearing liabilities increased to $322.8 million for the year 2006, from $290.1 million for the year 2005, an increase of $32.7 million, or 11.3%. The increase in interest expense was also due to an increase in the cost of short-term borrowings from 2.79% to 4.72%. Short-term borrowings consist of customer repurchase agreements and advances from the Federal Home Loan Bank of Boston, which represent a source of funding during periods in which loan growth exceeded deposit growth.

Provision for Loan Losses

The provision for loan losses was $590,000 for the year, compared to $585,000 last year. The level of the reserve provision for the year ended December 31, 2006 was a direct result of the increased loan portfolio, largely in the commercial areas, which generally bear a higher risk than single family residential lending. Management believes that the provision for loan losses and the allowance for loan losses are currently reasonable and adequate to cover any losses reasonably expected in the existing loan portfolio.

While management estimates loan losses using the best available information, no assurances can be given that future additions to the allowance will not be necessary based on changes in economic and real estate market conditions, further information obtained regarding problem loans, identification of additional problem loans and other factors, both within and outside of management's control. Additionally, with the expectation of the Bank to continue the growth of its loan portfolio, future additions to the allowance will most likely be necessary to maintain adequate coverage.

Noninterest Income

For the year ended December 31, 2006, noninterest income, net of gains and losses on investment activities, totaled $4.0 million, compared to $4.2 million last year, a decrease of $238,000, or 5.7%. The decrease was primarily a result of the non-recurring charge of $509,000 for the loss on sales of available-for-sales securities related to the restructuring of the investment portfolio. Without this one-time loss, total noninterest income for 2006 would have increased by $271,000, or 6.5%, compared to the same period last year. Partially offsetting the loss on sale of securities were increases in wealth management services and other deposit fees.

The following table sets forth the various components of noninterest income for the year ended December 31, 2006 and 2005 and the dollar amount and percentage change between the periods:

	December 31,		Increase (Decrease)	
	2006	2005	$	%
	(Dollars in thousands)			
Income from fiduciary activities	$ 1,816	$ 1,738	$ 78	4.49%
Fees from sale of non-deposit products	225	241	(16)	-6.64%
Service charges on deposit accounts	549	568	(19)	-3.35%
Other deposit fees	791	583	208	35.68%
Loss on sales and calls of available-for-sale securities, net	(509)	—	(509)	100.00%
Gain on sales of loans, net	—	13	(13)	-100.00%
Income on cash surrender value of life insurance	218	209	9	4.31%
Other income	864	840	24	2.86%
Total noninterest income	$ 3,954	$ 4,192	$ (238)	-5.68%

Noninterest Expense

Total noninterest expense was $15.0 million for the year ended December 31, 2006, a slight decrease from $15.1 million for the same period last year. Total expense for 2006 includes a non-recurring charge for the cost associated with implementing changes identified in its recently completed corporate efficiency review.

The following table sets forth the various components of noninterest expense for the years ended December 31, 2006 and 2005 and the dollar amount and percentage change between the periods:

	December 31,		Increase (Decrease)	
	2006	2005	$	%
	(Dollars in thousands)			
Salaries and employee benefits	$ 8,928	$ 9,226	$ (298)	-3.23%
Director fees	315	307	8	2.61%
Occupancy expense	1,355	1,367	(12)	-0.88%
Equipment expense	822	683	139	20.35%
Data processing fees	859	836	23	2.75%
Marketing and public relations	448	381	67	17.59%
Professional fees	745	884	(139)	-15.72%
Other expense	1,559	1,406	153	10.88%
Total noninterest expense	$ 15,031	$ 15,090	$ (59)	-0.39%

Income Taxes

For the year ended December 31, 2006 income taxes of $1.1 million were provided on income before taxes of $3.7 million for an effective rate of 30.4%, a slight increase compared to $1.0 million on income before taxes of $3.4 million for an effective rate of 29.5% for the year ended December 31, 2005.

Comparison of Financial Condition at December 31, 2005 and December 31, 2004

Total assets at December 31, 2005 were $412.5 million, compared to $378.1 million at December 31, 2004, an increase of $34.4 million, or 9.1%. Asset growth was primarily due to the increase in the loan portfolio funded by an $8.7 million, or 2.6% increase in deposits and the addition of $22.9 million of Federal Home Loan Bank advances.

Investments, which include available-for-sale and held-to-maturity securities, totaled $113.2 million, at December 31, 2005, a slight decrease of $1.6 million, or 1.4%, compared to $114.8 million at December 31, 2004. The increase in available-for-sale securities of $3.6 million was primarily in corporate bonds and notes and trust preferred securities, while the decrease in held-to-maturity investments of $5.2 million was due to the pay-down of mortgage backed securities and the maturity of U.S. Government agency securities.

Loans receivable, net of the allowance for loan losses and unearned income, increased $32.7 million or 13.9%, to $267.3 million at December 31, 2005, compared to $234.6 million at December 31, 2004. The increase in the loan portfolio was a result of a $10.6 million, or 184%, increase in real estate construction and land development loans, an $11.4 million, or 13.0%, increase in commercial real estate loans, a $14.1 million, or 16.7%, increase in residential real estate loans, and a $2.0 million, or 28.2%, increase in other loans. These increases were partially offset by decreases of $3.5 million, or 7.7%, in commercial business loans and $1.6 million in consumer loans.

Non-performing assets at December 31, 2005 were $2,000, compared to $529,000 at December 31, 2004, a decrease of 99.6%. This decrease was the result of certain non-accrual loans being paid off or brought current. The allowance for loan losses increased $333,000 to $2.5 million at December 31, 2005, compared to $2.2 million at December 31, 2004, an increase of 15.3%, due to loan growth. At December 31, 2005 the allowance represented 125,700% of non-performing loans and 0.93% of total loans, compared to 412% of non-performing loans and 0.92% of total loans at December 31, 2004. The Bank did not have any foreclosed real estate assets or other real estate owned ("OREO") at either December 31, 2005 or December 31, 2004.

Deposits increased 2.6%, to $345.8 million at December 31, 2005 from $337.1 million at December 31, 2004. The deposit growth occurred primarily in money market deposit accounts, non-interest bearing demand deposit accounts and certificates of deposit. The deposit growth was the direct result of an investment in new retail products and expansion of the Bank's retail franchise. The Bank has introduced a number of new products, alternative investment services, small business deposit products, commercial services and delivery channels such as home banking, on-line bill pay, and debit cards. The Bank has also begun developing a more sales oriented culture.

Advances from the Federal Home Loan Bank of Boston totaled $22.9 million at December 31, 2005, compared to none at December 31, 2004. The advances were used to fund loan growth in excess of the amount funded through the increase in deposits. Securities sold under agreement to repurchase totaled $11.4 million at December 31, 2005, compared to $10.5 million at December 31, 2004, an increase of $894,000, or 8.5%.

Total stockholders' equity was $28.7 million, or 7.0% of total assets at December 31, 2005, an increase of $709,000, or 2.5%, from the $28.0 million, or 7.4% of total assets at December 31, 2004. The change in stockholders' equity was the result of the increase in net income for the year, which was offset, in part, by the payment of dividends and an increase in the unrealized loss on available-for-sale securities. The Company's book value per share at December 31, 2005 was $15.25, compared to $15.05 at December 31, 2004, an increase of $.20, or 1.3%.

Comparison of Operating Results for the Years Ended December 31, 2005 and 2004

Net income for the year ended December 31, 2005 was $2.4 million, as compared to $2.5 million for 2004. Basic earnings per share for the year ended December 31, 2005 were $1.28, versus $1.35 for the year ended December 31, 2004. Diluted earnings per share for the year ended December 31, 2005 were $1.24, as compared to $1.30 for the year ended December 31, 2004. Net income for 2005 was reduced by one-time charges, net of tax, of $402,000 related to the curtailment of the Bank's defined benefit pension plan and severance payments. Net income for 2005, excluding these one-time charges, would have been $2.8 million, with basic and fully diluted earnings per share of $1.49 and $1.45, respectively. Net income for the year ended December 31, 2004 included a one-time gain, net of tax, of approximately $190,000 from the sale of real estate. Net income for 2004, excluding the one-time gain on sale of real estate, would have been $2.3 million, or basic and fully diluted earnings per share of $1.25 and $1.20, respectively. The adjusted 2005 net income represents an increase of $485,000, or 21.0%, over the adjusted 2004 net income and adjusted basic and fully diluted earnings per share increased 19.2% and 20.8%, respectively, over the adjusted 2004 amounts.

Interest and Dividend Income

Interest and dividend income for the year ended December 31, 2005 was $19.3 million, compared to $15.9 million for the year ended December 31, 2004, an increase of $3.4 million, or 21.1%. The increase in interest and dividend income was a result of an increase in the average balance of interest earning assets. The average balance of interest-earning assets increased from $339.0 million for the year 2004 to $368.5 million for the year 2005, an increase of $29.5 million, or 8.7%.

The increase in the average balance of interest-earning assets was primarily a result of an increase in the average balance of loans to $248.0 million for 2005, compared to $204.7 million for 2004, an increase of $43.3 million, or 21.2%. The average investments for the period decreased to $114.4 million from $126.1 as the Bank used cash flows from its investment portfolio to fund loans at a higher yield. The yield on average interest-earning assets increased 54 basis points to 5.30%, due to the increasing interest rate environment, as a good portion of the Bank's loan portfolio is adjustable and tied to the prime rate, which continued to increase during 2005.

Interest Expense

Interest expense for the year ended December 31, 2005 was $4.4 million, compared to $2.6 million for the year ended December 31, 2004, an increase of $1.8 million, or 69.2%. The increase in interest expense was due the growth in deposits and the increase in interest rates, which resulted in an increase in the cost of interest-bearing liabilities from 0.96% to 1.52%. The average balance of interest-bearing liabilities increased to $290.1 million for the year 2005, from $269.2 million for the year 2004, an increase of $20.9 million, or 7.8%. The increase in interest expense was also due to an increase in the cost of short-term borrowings from 1.26% to 2.79%. Short-term borrowings consist of customer repurchase agreements and advances from the Federal Home Loan Bank of Boston, which represent a source of funding during periods in which loan growth exceeded deposit growth.

Provision for Loan Losses

The provision for loan losses was $585,000 for the year, compared to $560,000 for 2004. The level of the reserve provision for the year ended December 31, 2005 was a direct result of the increased loan portfolio, which was primarily in construction and land development, commercial real estate and home equity loans, which generally bear a higher risk than single family residential lending. Management believes that the provision for loan losses and the allowance for loan losses are currently reasonable and adequate to cover any losses reasonably expected in the existing loan portfolio.

While management estimates loan losses using the best available information, no assurances can be given that future additions to the allowance will not be necessary based on changes in economic and real estate market conditions, further information obtained regarding problem loans, identification of additional problem loans and other factors, both within and outside of management's control. Additionally, with the expectation of the Bank to grow its existing loan portfolio, future additions to the allowance may be necessary to maintain adequate coverage.

Noninterest Income

For the year ended December 31, 2005, noninterest income, net of gains and losses on investment activities and the sale of real estate, totaled $4.2 million, compared to $3.9 million for 2004, an increase of $293,000, or 7.5%. The increase was primarily a result of increased fees from the sale of non-deposit products through a third party brokerage firm, and in other income that consisted mainly of increases in loan origination and prepayment fees.

During the twelve-month period ended December 31, 2004, the Company recognized a gain of $75,000 from the sale of available-for-sale securities, and there were no sales in 2005. In addition, the Company recognized a gain on the sale of real estate in the amount of $317,000 in 2004.

The following table sets forth the various components of noninterest income for the year ended December 31, 2005 and 2004 and the dollar amount and percentage change between the periods:

	December 31,		Increase (Decrease)	
	2005	2004	$	%
	(Dollars in thousands)			
Income from fiduciary activities	$ 1,738	$ 1,726	$ 12	0.70%
Fees from sale of non-deposit products	241	114	127	111.40%
Service charges on deposit accounts	568	614	(46)	-7.49%
Other deposit fees	583	584	(1)	-0.17%
Gain on sales and calls of available-for-sale securities, net	—	75	(75)	-100.00%
Gain on sales of loans, net	13	56	(43)	-76.79%
Gain on sale of real estate	—	317	(317)	-100.00%
Income on cash surrender value of life insurance	209	218	(9)	-4.13%
Other income	840	587	253	43.10%
	$ 4,192	$ 4,291	$ (99)	-2.31%

Noninterest Expense

Total noninterest expense was $15.1 million for the twelve months ended December 31, 2005, compared to $13.5 million for the same period for 2004, an increase of $1.6 million, or 12.13%. Total expense for 2005 includes two non-recurring items totaling $683,000 relating to severance payments and a one-time charge associated with the curtailment of the Bank's defined benefit plan. Excluding these items total noninterest expenses would have been $14.4 million, or an increase of $949,000 million, or 7.1%.

The following table sets forth the various components of noninterest expense for the years ended December 31, 2005 and 2004 and the dollar amount and percentage change between the periods:

	December 31,		Increase (Decrease)	
	2005	2004	$	%
	(Dollars in thousands)			
Salaries and employee benefits	$ 9,226	$ 7,931	$ 1,295	16.33%
Director fees	307	261	46	17.62%
Occupancy expense	1,367	1,107	260	23.49%
Equipment expense	683	665	18	2.71%
Data processing fees	836	843	(7)	-0.83%
Marketing and public relations	381	437	(56)	-12.81%
Professional fees	884	715	169	23.64%
Other expense	1,406	1,499	(93)	-6.20%
	$ 15,090	$ 13,458	$ 1,632	12.13%

Total salaries and benefits increased $1.3 million, or 16.3%, primarily the result of a general increase in salaries and benefits from annual salary increases, increased staffing levels and the increased cost of certain employee benefit plans. Excluding the one-time items mentioned previously the total salaries and benefits expense would have only increased approximately $612,000, or 7.7% year over year. Occupancy expense increased $260,000, or 23.5%, and equipment expense increased $18,000, or 2.7%, in both cases primarily a result of a full year of operating expenses for the new Danvers branch facility and overall increases in utility and heating costs. Marketing and public relation expense decreased $56,000, or 12.8%, due to the lower level of dollars spent on new product introductions and media advertising for the new branch opening in 2004. Professional fees increased $169,000, or 23.6%, as the Bank spent more on outside consulting and professional services for the implementation of the requirements under Sarbanes-Oxley and for legal fees and outsourced internal and compliance audit services.

Income Taxes

For the year ended December 31, 2005 income taxes of $1.0 million were provided on income before taxes of $3.4 million for an effective rate of 29.5%, compared to $1.1 million on income before taxes of $3.6 million for an effective rate of 30.7% for the year ended December 31, 2004. The slightly lower effective rate was attributable to the increase in investments in the securities corporation and additional tax-free investments purchased during the year.

Capital Resources

As of December 31, 2006, the Company had total capital in the amount of $46.2 million, as compared with $28.7 million at December 31, 2005, which represents an increase of $17.5 million, or 60.8%. The capital ratios of the Company and the Bank exceed applicable regulatory requirements (see Note 16 to the Financial Statements).

Liquidity

Liquidity is measured by the Bank's ability to raise funds instantaneously by converting assets or liabilities to cash at either minimum or no loss to the Bank. As a matter of policy, liquidity is managed so that general operations can be funded and any extraordinary needs can be met. The goal of the Bank's liquidity management effort is to deploy excess funds so that profits can be maximized while the continuity of operations is maintained.

The factors that have most influenced the Bank's liquidity policy are as follows:

(1) reliability and stability of the Bank's deposit base

(2) quality of the asset portfolio

(3) maturity structure and pledging status of the Bank's investment portfolio

(4) potential for loan demand

(5) possibility of extraordinary liquidity demands

(6) anticipated changes in loan repayments

(7) level of the Bank's non-performing and non-earning assets.

In addition, it is recognized that liquidity and asset/liability management are two closely related components of the Bank's overall financial management. If asset/liability gaps are matched, assets and liabilities will be maturing and/or re-pricing at about the same time. This will keep the Bank from becoming illiquid or vulnerable to changes in interest rates.

The Bank measures its liquidity on three distinct levels.

Primary liquidity serves as a source of funds to meet the immediate cash needs of the Bank. Primary liquidity includes cash on hand and due from banks, un-pledged securities that mature in 30 days or less, federal funds sold and the current un-advanced portion of available lines of credit (FHLB and Bank of America). Primary liquidity is calculated on a weekly basis and reported as part of the management ALCO reports. The current internal guideline for primary liquidity is 3% to 10% of total assets.

Secondary liquidity is intended as an additional source of funds for the Bank to meet intermediate and long-term cash needs to fund growth expectations and any unexpected funding demands on the Bank. Secondary liquidity consists of un-pledged investment securities available for sale, at current market value, and the un-advanced portion of available borrowing capacity at the FHLB. The current internal guideline for secondary liquidity is 5% to 20% of total assets. As of December 31, 2006, the Bank had total approved borrowing capacity with the Federal Home Loan Bank of Boston of $95.6 million. Total advances outstanding as of December 31, 2006 were $47 million, leaving available borrowing capacity of approximately $48.6 million.

Total liquidity is the combination of the primary and secondary liquidity and is the total measure of the Bank's growth capacity before the generation of additional deposits. It is the intention of the Bank to cover all foreseeable demands for cash and still maintain a total liquidity ratio of 10% to 25% of total assets.

As of December 31, 2006 the Bank is in compliance with the established internal guidelines, with primary liquidity, secondary liquidity and total liquidity of 7.20%, 12.36% and 19.56% of total assets, respectively.

As an additional source of liquidity the Bank has the ability to use brokered deposits as a source of funds. The Bank monitors the market for these products and if rates warrant they will be considered as an additional source of liquidity. The Bank has established a limit of 10% of deposits as a maximum level of such deposits. As of December 31, 2006 the Bank had no brokered certificates of deposit.

The primary function of liquidity management is to assure adequate liquidity and maintain an appropriate balance between interest-sensitive earning assets and interest-bearing liabilities. Liquidity management involves the ability to meet the cash flow requirements of customers who may be either depositors wanting to withdraw funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs. Interest rate sensitivity management seeks to avoid fluctuating net interest margins and to enhance consistent growth of net interest income through periods of changing interest rates.

Certain marketable investment securities, particularly those of shorter maturities, are the principal source of asset liquidity. The Company maintains such securities in an available-for-sale account as a liquidity resource. Securities maturing in one year or less amounted to $6.1 million at December 31, 2006; additionally, a minimum amount of contractual payments in the amount of $13.8 million for the mortgage-backed securities portfolio is due within one year at December 31, 2006. At December 31, 2006, $68.3 million of the Bank's certificates of deposit and $20.0 million in borrowings are expected to mature in one year or less. Assets such as federal funds sold, mortgages held for sale, pre-payments and payoffs on mortgage-backed securities, as well as maturing loans, are also sources of liquidity.

Gap Analysis

The Company's objectives are to be substantially neutral with respect to interest rate sensitivity and maintain a net cumulative gap at one year of less than 25% of total assets. The Company's current practices are consistent with these objectives. The Company believes that it is successfully managing its interest rate risk consistent with these goals. Listed below is a gap analysis as of December 31, 2006 by re-pricing date or maturity.

	0-31 Days	1-3 Months	3-6 Months	6-12 Months	1-5 Years	Over 5 Years
			(Dollars in thousands)			
ASSETS						
Investments [1]	$ 6,388	$ 2,423	$ 3,385	$ 7,706	$ 51,162	$ 45,411
Interest bearing demand deposits	1,010	—	—	—	—	—
Total loans	35,940	23,525	9,015	17,539	154,824	64,868
Total earning assets	43,338	25,948	12,400	25,245	205,986	110,279
LIABILITIES						
Noninterest bearing deposits	—	—	—	—	—	76,311
Savings	—	—	16,127	—	32,682	—
NOW accounts	—	—	23,732	—	48,182	—
Money market accounts	16,874	28,964	—	—	17,385	16,874
Total time deposits	9,768	22,324	15,822	20,242	11,914	—
Total deposits	26,642	51,288	55,681	20,242	110,163	93,185
Borrowed funds	10,000	5,000	—	5,000	17,000	10,000
Securities sold under agreements to repurchase	16,372	—	—	—	—	—
Total liabilities	53,014	56,288	55,681	25,242	127,163	103,185
Net asset (liability) gap	$ (9,676)	$ (30,340)	$ (43,281)	$ 3	$ 78,823	$ 7,094
Cumulative gap	$ (9,676)	$ (40,016)	$ (83,297)	$ (83,294)	$ (4,471)	$ 2,623
% cumulative gap	-2.07%	-8.57%	-17.83%	-17.83%	-0.96%	0.56%

(1) Includes Federal Reserve Bank stock and Federal Home Loan Bank stock.

Off-Balance Sheet Arrangements

The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financial needs of its customers. In the opinion of Management, these off-balance sheet arrangements are not likely to have a material effect on the Company's financial conditions, results of operations, or liquidity. For a discussion of this matter, please see Note 14 to the Financial Statements.

Forward Looking Statements

This Form 10-K and future filings made by the Company with the Securities and Exchange Commission, as well as other filings, reports and press releases made or issued by the Company and the Bank, and oral statements made by executive officers of the Company and the Bank, may include forward-looking statements relating to such matters as:

(a) assumptions concerning future economic and business conditions and their effect on the economy in general and on the markets in which the Company and the Bank do business; and

(b) expectations for increased revenues and earnings for the Company and Bank through growth resulting from acquisitions, attraction of new deposit and loan customers and the introduction of new products and services.

Such forward-looking statements are based on assumptions rather than historical or current facts and, therefore, are inherently uncertain and subject to risk. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Act of 1995.

The Company notes that a variety of factors could cause the actual results or experience to differ materially from the anticipated results or other expectations described or implied by such forward-looking statements. The risks and uncertainties that may effect the operation, performance, development and results of the Company's and Bank's business include the following:

(a) the risk of adverse changes in business conditions in the banking industry generally and in the specific markets in which the Bank operates;

(b) changes in the legislative and regulatory environment that negatively impact the Company and Bank through increased operating expenses;

(c) increased competition from other financial and non-financial institutions;

(d) the impact of technological advances; and

(e) other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission.

Such developments could have an adverse impact on the Company's and the Bank's financial position and results of operation.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

Market risk is the risk of loss from adverse changes in market prices. In particular, the market price of interest-earning assets and liabilities may be affected by changes in interest rates. Since net interest income (the difference or spread between the interest earned on loans and investments and the interest paid on deposits and borrowings) is the Company's primary source of revenue, interest rate risk is the most significant non-credit related market risk to which the Company is exposed. Net interest income is affected by changes in interest rates as well as fluctuations in the level and duration of the Company's assets and liabilities.

The Company's average net interest margin for the year ended December 31, 2006 amounted to 3.80%, in comparison to the 4.10% for the year ended December 31, 2005. Interest rate risk is the exposure of net interest income to movements in interest rates. In addition to directly impacting net interest income, changes in interest rates can also affect the amount of new loan originations, the ability of borrowers to repay variable rate loans, the volume of loan prepayments and re-financings, the carrying value of investment securities classified as available-for-sale and the flow and mix of deposits.

Asset/Liability Management

The Company's Asset/Liability Management Committee (the "ALCO Committee") is comprised of the President and Chief Executive Officer of the Company, the Executive Vice President and Chief Financial Officer, the Executive Vice President and Senior Loan Officer, the Executive Vice President of Retail Banking, the Senior Vice President of Operations, the Senior Vice President and Chief Risk Officer, and various lending, marketing and finance officers. This Committee is responsible for managing interest rate risk in accordance with policies approved by the Board of Directors regarding acceptable levels of interest rate risk, liquidity and capital. This Committee meets regularly and sets the rates on deposits and loan products, approves loan pricing strategies, reviews investment transactions and sets other strategic initiatives that relate to balance sheet management and structure as considered necessary. This Asset/Liability Management Committee reports to the Board of Director ALCO Committee, which is comprised of several independent Directors and the President and Chief Executive Officer.

The Company is subject to interest rate risk in the event that interest rates increase or decrease. The two primary measurements of exposure to changes in interest rates, which the Bank manages and monitors closely, are net interest income simulation, using various interest rate scenarios, and rate shocks, and their impact on the economic value of equity, given specific interest rate scenarios.

The Bank works with an independent third party consultant to calculate and review these various measurements. The Board and Management ALCO committees meet with the third party consultant on a quarterly basis to review the results of the current period as measured against established guidelines, trends from previous analyses and the impact of the strategies put in place on actual period over period results and to formulate strategies and direction to comply with established guidelines and to adjust to current economic conditions and direction.

Net Interest Income Simulation

As part of its risk management practices, the Company runs net interest income simulations to determine the impact on net interest income given an increase or decrease in interest rates, as these changes would have an impact on future levels of net interest income. These simulations require that estimates and assumptions be made with respect to deposit pricing; including potential changes in non-maturity core deposits, and reinvestment of cash flows from the loan and investment portfolios given changes in rates both up and down. The results of the most recent simulation are as follows:

	December 31, 2006			December 31, 2005		
	Projected net interest income	Change from Year 1 base case		Projected net interest income	Change from Year 1 base case	
		$	%		$	%
	(Dollars in thousands)					
Year 1 Projections:						
Down 200 basis points	$ 16,817	$ (50)	(.30)%	$ 15,743	$ 18	0.11%
Base	16,867	—	—	$ 15,725	—	—
Up 200 basis points	16,411	(456)	(2.70)%	$ 15,346	(379)	(2.41)%
Year 2 Projections:						
Down 200 basis points	$ 16,624	$ (243)	(1.44)%	$ 15,426	$ (299)	(1.90)%
Base	17,439	572	3.39%	$ 16,151	426	2.71%
Up 200 basis points	16,738	(129)	(.76)%	$ 16,169	444	2.82%

The increase in projected net interest income from 2005 to 2006 was directly related to the impact of restructuring the investment portfolio during the fourth quarter of 2006 and the future benefit of additional asset growth for the year. The Company also initiated some strategies to reduce its net interest income exposure to stable and/or falling interest rates in the near term. These above changes in net interest income are within the risk tolerance levels established by the Company policies.

Economic Value of Equity

In the event that interest rates increase or decrease, the economic value of equity (EVE) changes due to its inherent correlation to changes in the market value of the Company's assets and liabilities. The Company is considered "liability sensitive" if changes in the interest rate would cause the assets of the Company to extend out, and as a result, liabilities would re-price faster than assets. Conversely, the Company is considered "asset sensitive" if interest rate changes cause liabilities to extend out, thus making assets re-price faster than liabilities.

As of December 31, 2006, the capital ratio of the Company on an EVE basis, at current rate levels, is 15.07%. Based on the most recent analysis it is estimated that an immediate increase in interest rates of 200 basis points (for example, an increase in the prime rate from 8.25% to 10.25%) would result in an EVE capital ratio of 14.88%. Alternatively, if interest rates were to decrease by 200 basis points, the EVE capital ratio is estimated to be 13.42%. These changes are within the risk tolerance levels established by the Company policies.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There were no changes in or disagreements with accountants on accounting and financial disclosure during the Company's two (2) most recent fiscal years.


SHATSWELL, MacLEOD & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors and Stockholders
Beverly National Corporation
Beverly, Massachusetts

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying consolidated balance sheets of Beverly National Corporation and Subsidiaries as of December 31, 2006 and 2005 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Beverly National Corporation and Subsidiaries as of December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Shatswell, MacLeod + Company, P.C.

SHATSWELL, MacLEOD & COMPANY, P.C.

West Peabody, Massachusetts
March 22, 2007

83 PINE STREET • WEST PEABODY, MASSACHUSETTS 01960-3635 • TELEPHONE (978) 535-0206 • FACSIMILE (978) 535-9908
smc@shatswell.com www.shatswell.com

BEVERLY NATIONAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2006 and 2005
(Dollars in thousands, except per share data)

	2006	2005
ASSETS		
Cash and due from banks	$ 12,954	$ 13,134
Interest-bearing demand deposits with other banks	1,010	306
Federal funds sold	11,604	—
Cash and cash equivalents	25,568	13,440
Investments in available-for-sale securities (at fair value)	116,181	47,729
Investments in held-to-maturity securities (fair value of $63,895 at December 31, 2005)	—	65,514
Federal Home Loan Bank stock, at cost	3,503	1,872
Federal Reserve Bank stock, at cost	188	188
Loans, net of the allowance for loan losses of $3,044 and $2,514, respectively	302,667	267,256
Premises and equipment	6,285	4,577
Accrued interest receivable	1,840	1,639
Other assets	10,912	10,297
Total assets	$ 467,144	$ 412,512
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits:		
Noninterest-bearing	$ 75,751	$ 78,218
Interest-bearing	277,107	267,594
Total deposits	352,858	345,812
Federal Home Loan Bank advances	47,000	22,900
Securities sold under agreements to repurchase	16,372	11,390
Other liabilities	4,736	3,689
Total liabilities	420,966	383,791
Stockholders' equity:		
Preferred stock, $1.00 par value per share; 300,000 shares authorized; issued and outstanding none	—	—
Common stock, par value $2.50 per share; authorized 5,000,000 shares; issued 2,837,240 shares as of December 31, 2006 and 1,993,200 shares as of December 31, 2005; outstanding, 2,726,835 shares as of December 31, 2006 and 1,882,795 shares as of December 31, 2005	7,093	4,983
Paid-in capital	21,772	6,848
Retained earnings	19,694	18,992
Treasury stock, at cost (110,405 shares as of December 31, 2006 and 2005)	(1,495)	(1,495)
Accumulated other comprehensive loss	(886)	(607)
Total stockholders' equity	46,178	28,721
Total liabilities and stockholders' equity	$ 467,144	$ 412,512

The accompanying notes are an integral part of these consolidated financial statements.

BEVERLY NATIONAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2006, 2005 and 2004
(In thousands, except per share data)

	2006	2005	2004
Interest and dividend income:			
Interest and fees on loans	$ 18,832	$ 14,903	$ 11,639
Interest on debt securities:			
Taxable	4,313	4,073	4,113
Tax-exempt	111	90	70
Dividends on marketable equity securities	306	27	11
Other interest	180	199	95
Total interest and dividend income	23,742	19,292	15,928
Interest expense:			
Interest on deposits	5,784	4,089	2,375
Interest on other borrowed funds	2,635	327	219
Total interest expense	8,419	4,416	2,594
Net interest and dividend income	15,323	14,876	13,334
Provision for loan losses	590	585	560
Net interest and dividend income after provision for loan losses	14,733	14,291	12,774
Noninterest income:			
Income from fiduciary activities	1,816	1,738	1,726
Fees from sale of non-deposit products	225	241	114
Service charges on deposit accounts	549	568	614
Other deposit fees	791	583	584
Loss (gain) on sales and calls of available-for-sale securities, net	(509)	—	75
Gain on sales of loans, net	—	13	56
Gain on sale of real estate	—	—	317
Income on cash surrender value of life insurance	218	209	218
Other income	864	840	587
Total noninterest income	3,954	4,192	4,291
Noninterest expense:			
Salaries and employee benefits	8,928	9,226	7,931
Director fees	315	307	261
Occupancy expense	1,355	1,367	1,107
Equipment expense	822	683	665
Data processing fees	859	836	843
Marketing and public relations	448	381	437
Professional fees	745	884	715
Other expense	1,559	1,406	1,499
Total noninterest expense	15,031	15,090	13,458
Income before income taxes	3,656	3,393	3,607
Income taxes	1,110	1,000	1,107
Net income	$ 2,546	$ 2,393	$ 2,500
Earnings per common share	$ 1.12	$ 1.28	$ 1.35
Earnings per common share, assuming dilution	$ 1.10	$ 1.24	$ 1.30

The accompanying notes are an integral part of these consolidated financial statements.

BEVERLY NATIONAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended December 31, 2006, 2005 and 2004
(Dollars in thousands, except per share data)

	Common Stock	Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2003	$ 4,862	$ 6,281	$ 17,074	$ (1,528)	$ (447)	$ 26,242
Comprehensive income:						
Net income	—	—	2,500	—	—	—
Other comprehensive income, net of tax effect	—	—	—	—	317	—
Comprehensive income	—	—	—	—	—	2,817
Tax benefit for stock options	—	170	—	—	—	170
Stock award (500 shares from treasury stock)	—	6	—	7	—	13
Dividends declared ($0.80 per share)	—	—	(1,477)	—	—	(1,477)
Sale of 27,478 shares of common stock on exercise of stock options	69	158	—	—	—	227
Reissuance of treasury stock under stock option plan (1,260 shares)	—	3	—	17	—	20
Balance, December 31, 2004	4,931	6,618	18,097	(1,504)	(130)	28,012
Comprehensive income:						
Net income	—	—	2,393	—	—	—
Other comprehensive loss, net of tax effect	—	—	—	—	(477)	—
Comprehensive income	—	—	—	—	—	1,916
Tax benefit for stock options	—	65	—	—	—	65
Stock award (500 shares of treasury stock)	—	6	—	7	—	13
Dividends declared ($0.80 per share)	—	—	(1,498)	—	—	(1,498)
Sale of 20,843 shares of common stock on exercise of stock options	52	159	—	—	—	211
Reissuance of treasury stock under stock option plan (120 shares)	—	—	—	2	—	2
Balance, December 31, 2005	4,983	6,848	18,992	(1,495)	(607)	28,721
Comprehensive income:						
Net income	—	—	2,546	—	—	—
Other comprehensive loss, net of tax effect	—	—	—	—	(279)	—
Comprehensive income	—	—	—	—	—	2,267
Tax benefit for stock options	—	98	—	—	—	98
Stock award (500 shares)	1	11	—	—	—	12
Dividends declared ($0.80 per share)	—	—	(1,844)	—	—	(1,844)
Sale of 38,540 shares of common stock on-exercise of stock options	96	430	—	—	—	526
Stock offering (issued 805,000 shares of common stock)	2,013	14,349	—	—	—	16,362
Stock-based compensation expense	—	36	—	—	—	36
Balance, December 31, 2006	$ 7,093	$ 21,772	$ 19,694	$ (1,495)	$ (886)	$ 46,178

BEVERLY NATIONAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended December 31, 2006, 2005 and 2004
(Dollars in thousands)
(continued)

Reclassification disclosure for the years ended December 31:

	2006	2005	2004
Unrealized gains (losses) on securities			
Net unrealized holding gain (loss) on available-for-sale securities	$ 306	$ (802)	$ 611
Net unrealized loss transferred from held-to-maturity securities	(1,026)	—	—
Reclassification adjustment for realized losses (gains) in net income	509	—	(75)
	(211)	(802)	536
Income tax benefit (expense)	50	325	(219)
	(161)	(477)	317
Adjustment to initially apply FASB Statement No. 158	(200)	—	—
Income tax benefit	82	—	—
	(118)	—	—
Other comprehensive (loss) income, net of tax	$ (279)	$ (477)	$ 317

Accumulated other comprehensive loss consists of the following as of December 31:

	2006	2005	2004
Net unrealized holding losses on available-for-sale securities, net of taxes	$ (768)	$ (607)	$ (130)
Adjustment to initially apply FASB Statement No. 158, net of tax	(118)	—	—
	$ (886)	$ (607)	$ (130)

The accompanying notes are an integral part of these consolidated financial statements.

BEVERLY NATIONAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2006, 2005 and 2004
(In thousands)

	2006	2005	2004
Cash flows from operating activities:			
Net income	$ 2,546	$ 2,393	$ 2,500
Adjustments to reconcile net income to net cash provided by operating activities:			
Net decrease (increase) in mortgages held-for-sale	—	447	(447)
Decrease in mortgage servicing rights	42	67	51
Depreciation and amortization	652	654	610
Stock awards	12	13	13
Stock-based compensation	36	—	—
Loss (gain) on sales and calls of available-for-sale investments, net	509	—	(75)
Provision for loan losses	590	585	560
Deferred tax (benefit) expense	(254)	(535)	362
(Increase) decrease in taxes receivable	(61)	(50)	46
Increase in interest receivable	(199)	(283)	(113)
Increase (decrease) in interest payable	373	185	(6)
Increase (decrease) in accrued expenses	101	881	(159)
Decrease (increase) in prepaid expenses	54	137	(208)
Decrease in taxes payable	—	—	(45)
(Decrease) increase in other liabilities	(157)	141	(32)
(Increase) decrease in other assets	(34)	30	5
Increase in cash surrender value of life insurance	(218)	(209)	(218)
Decrease in RABBI Trust trading securities	86	105	162
Amortization of securities, net	282	339	699
Gain on sale of real estate	—	—	(317)
Change in deferred loan costs, net	(49)	14	(4)
Net cash provided by operating activities	4,311	4,914	3,384
Cash flows from investing activities:			
Purchases of available-for-sale securities	(66,495)	(12,714)	(24,271)
Proceeds from sales of available-for-sale securities	44,368	—	12,744
Proceeds from maturities of available-for-sale securities	14,063	8,011	28,493
Purchases of held-to-maturity securities	—	(1,000)	(13,595)
Proceeds from maturities of held-to-maturity securities	4,595	6,148	20,496
Purchases of Federal Home Loan Bank stock	(1,631)	—	(830)
Purchase of Federal Reserve Bank stock	—	(45)	—
Loan originations and principal collections, net	(29,745)	(24,178)	(59,357)
Recoveries of loans previously charged off	7	156	80
Purchase of loans	(6,157)	(9,203)	(1,500)
Capital expenditures	(2,360)	(414)	(1,808)
Proceeds from sales of assets	—	—	524
Purchase of life insurance policies	—	—	(4,789)
Premiums paid on life insurance policies	—	(67)	(67)
Net cash used in investing activities	(43,355)	(33,306)	(43,880)

BEVERLY NATIONAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2006, 2005 and 2004
(In thousands)
(continued)

	2006	2005	2004
Cash flows from financing activities:			
Net (decrease) increase in demand deposits, NOW and savings accounts	(4,825)	(784)	28,898
Net increase (decrease) in time deposits	11,871	9,461	(29)
Advances from Federal Home Loan Bank	37,000	22,900	—
Payments on Federal Home Loan Bank advances	(4,300)	—	—
Net decrease in short-term Federal Home Loan Bank advances	(8,600)	—	—
Increase in securities sold under agreements to repurchase	4,982	894	553
Proceeds from exercise of stock options	526	213	247
Proceeds stock offering (total proceeds of $16,812, less offering costs of $450)	16,362	—	—
Dividends paid	(1,844)	(1,498)	(1,477)
Net cash provided by financing activities	51,172	31,186	28,192
Net increase (decrease) in cash and cash equivalents	12,128	2,794	(12,304)
Cash and cash equivalents at beginning of year	13,440	10,646	22,950
Cash and cash equivalents at end of year	$ 25,568	$ 13,440	$ 10,646
Supplemental disclosures:			
Interest paid	$ 8,046	$ 4,231	2,600
Income taxes paid	1,425	1,585	744
Transfer from held-to-maturity securities to available-for-sale securities	60,896	—	—
Due to broker	473	—	—

The accompanying notes are an integral part of these consolidated financial statements.

(Dollars in thousands, except per share data)

NOTE 1—NATURE OF OPERATIONS

Beverly National Corporation (Company) is a state chartered corporation that was organized in 1984 to become the holding company of Beverly National Bank (Bank). The Company's primary activity is to act as the holding company for the Bank. The Bank is a federally chartered bank, which was founded in 1802 and is headquartered in Beverly, Massachusetts. The Bank operates its business from seven full service branches and two educational banking offices located in Massachusetts. The Bank is engaged principally in the business of attracting deposits from the general public and investing those deposits in residential and commercial real estate loans, and in consumer and small business loans. The Bank also operates a trust department that offers fiduciary and investment services.

NOTE 2—ACCOUNTING POLICIES

The accounting and reporting policies of the Company and its subsidiaries conform to accounting principles generally accepted in the United States of America and predominant practices within the banking industry. The consolidated financial statements were prepared using the accrual basis of accounting with the exception of fiduciary activities and certain minor sources of income which are reflected on a cash basis. The results of these activities do not differ materially from those which would result using the accrual method. The significant accounting policies are summarized below to assist the reader in better understanding the consolidated financial statements and other data contained herein.

USE OF ESTIMATES:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BASIS OF PRESENTATION:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, the Bank and Cabot Street Realty Trust and the Bank's wholly-owned subsidiaries, Beverly Community Development Corporation, Hannah Insurance Agency, Inc. and Beverly National Security Corporation. Cabot Street Realty Trust was formed for the purpose of real estate development. Beverly Community Development Corporation was formed to provide loans to small businesses and individuals in low income census tracts. Hannah Insurance Agency, Inc. was formed to market life insurance, disability insurance and long term care products. During 2004 the Company dissolved one of its subsidiaries, Cabot Street Realty Trust. Beverly National Security Corporation was established for the exclusive purpose of buying, selling or holding securities. During 2004 the Bank dissolved one of its subsidiaries, Beverly Community Development Corporation. During 2006 the Bank dissolved another one of its subsidiaries, Hannah Insurance Company. All significant intercompany accounts and transactions have been eliminated in the consolidation.

CASH AND CASH EQUIVALENTS:

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash items, due from banks, interest bearing demand deposit accounts with other banks and federal funds sold.

Cash and due from banks as of December 31, 2006 and 2005 includes $470 and $3,096, respectively, which is subject to withdrawals and usage restrictions to satisfy the reserve requirements of the Federal Reserve Bank.

SECURITIES:

Investments in debt securities are adjusted for amortization of premiums and accretion of discounts computed so as to approximate the interest method. Gains or losses on sales of investment securities are computed on a specific identification basis.

The Company classifies debt and equity securities into one of three categories: held-to-maturity, available-for-sale, or trading. These security classifications may be modified after acquisition only under certain specified conditions. In general, securities may be classified as held-to-maturity only if the Company has the positive intent and ability to hold them to maturity. Trading securities are defined as those bought and held principally for the purpose of selling them in the near term. All other securities must be classified as available-for-sale.

- Held-to-maturity securities are measured at amortized cost in the consolidated balance sheets. Unrealized holding gains and losses are not included in earnings or in a separate component of capital. They are merely disclosed in the notes to the consolidated financial statements.
- Available-for-sale securities are carried at fair value on the consolidated balance sheets. Unrealized holding gains and losses are not included in earnings, but are reported as a net amount (less expected tax) in a separate component of capital until realized.
- Trading securities are carried at fair value on the consolidated balance sheets. Unrealized holding gains and losses for trading securities are included in earnings.

Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses.

LOANS:

Loans receivable that management has the intent and ability to hold until maturity or payoff are reported at their outstanding principal balances adjusted for amounts due to borrowers on unadvanced loans, any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans, or unamortized premiums or discounts on purchased loans.

Interest on loans is recognized on a simple interest basis.

Loan origination and commitment fees and certain direct origination costs are deferred, and the net amount amortized as an adjustment of the related loan's yield. The Company is amortizing these amounts over the contractual life of the related loans.

Residential real estate loans are generally placed on nonaccrual when reaching 90 days past due or in process of foreclosure. All closed-end consumer loans 90 days or more past due and any equity line in the process of foreclosure are placed on nonaccrual status. Secured consumer loans are written down to realizable value and unsecured consumer loans are charged-off upon reaching 120 days past due depending on the type of loan. Commercial real estate loans and commercial business loans and leases which are 90 days or more past due are generally placed on nonaccrual status, unless secured by sufficient cash or other assets immediately convertible to cash. When a loan has been placed on nonaccrual status, previously accrued and uncollected interest is reversed against interest on loans. A loan can be returned to accrual status when collectibility of principal is reasonably assured and the loan has performed for a period of time, generally six months.

Cash receipts of interest income on impaired loans are credited to principal to the extent necessary to eliminate doubt as to the collectibility of the net carrying amount of the loan. Some or all of the cash receipts of interest income on impaired loans is recognized as interest income if the remaining net carrying amount of the loan is deemed to be fully collectible. When recognition of interest income on an impaired loan on a cash basis is appropriate, the amount of income that is recognized is limited to that which would have been accrued on the net carrying amount of the loan at the contractual interest rate. Any cash interest payments received in excess of the limit and not applied to reduce the net carrying amount of the loan are recorded as recoveries of charge-offs until the charge-offs are fully recovered.

ALLOWANCE FOR LOAN LOSSES:

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

PREMISES AND EQUIPMENT:

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Cost and related allowances for depreciation and amortization of premises and equipment retired or otherwise disposed of are removed from the respective accounts with any gain or loss included in income or expense. Depreciation and amortization are calculated principally on the straight-line method over the estimated useful lives of the assets.

SERVICING:

Servicing assets are recognized as separate assets when rights are acquired through purchase or through sale of financial assets. Capitalized servicing rights are reported in other assets and are amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets. Servicing assets are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights by predominant characteristics, such as interest rates and terms. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Impairment is recognized through a valuation allowance for an individual stratum, to the extent that fair value is less than the capitalized amount for the stratum.

MORTGAGES HELD-FOR-SALE:

Mortgages held-for-sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses are provided for in a valuation allowance by charges to operations.

Interest income on mortgages held-for-sale is accrued currently and classified as interest on loans.

OTHER REAL ESTATE OWNED AND IN-SUBSTANCE FORECLOSURES:

Other real estate owned includes properties acquired through foreclosure and properties classified as in-substance foreclosures in accordance with Statement of Financial Accounting Standards (SFAS) No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructuring." These properties are carried at the lower of cost or fair value less estimated costs to sell. Any write down from cost to fair value required at the time of foreclosure or classification as in-substance foreclosure is charged to the allowance for loan losses. Expenses incurred in connection with maintaining these assets, subsequent write downs and gains or losses recognized upon sale are included in other expense.

In accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," the Company classifies loans as in-substance repossessed or foreclosed if the Company receives physical possession of the debtor's assets regardless of whether formal foreclosure proceedings take place.

FAIR VALUES OF FINANCIAL INSTRUMENTS:

Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures about Fair Value of Financial Instruments," requires that the Company disclose estimated fair values for its financial instruments. Fair value methods and assumptions used by the Company in estimating its fair value disclosures are as follows:

Cash and cash equivalents: The carrying amounts reported in the balance sheets for cash and cash equivalents approximate those assets' fair values.

Securities: Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans receivable: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans are estimated by discounting the future cash flows, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Mortgages held-for-sale: Fair values for mortgages held-for-sale are estimated based on outstanding investor commitments, or in the absence of such commitments, are based on current investor yield requirements.

Accrued interest receivable: The carrying amount of accrued interest receivable approximates its fair value.

Deposit liabilities: The fair values disclosed for demand deposits, regular savings, NOW accounts, and money market accounts are equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Federal Home Loan Bank advances: The carrying amounts reported on the consolidated balance sheet for these borrowings approximate their fair value.

Securities sold under agreements to repurchase: The carrying amounts reported on the consolidated balance sheets for securities sold under agreements to repurchase approximate their fair values.

Off-balance sheet instruments: The fair value of commitments to originate loans is estimated using the fees currently charged to enter similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments and the unadvanced portion of loans, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligation with the counterparties at the reporting date.

ADVERTISING:

The Company directly expenses costs associated with advertising as they are incurred.

INCOME TAXES:

The Company recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are established for the temporary differences between the accounting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when the amounts related to such temporary differences are realized or settled.

STOCK BASED COMPENSATION:

At December 31, 2006, the Company has five stock-based employee compensation plans which are described more fully in Note 10. The Company accounts for the plans under SFAS No. 123(R) "Share-Based Payment." During the year ended December 31, 2006, $36 in stock-based employee compensation expense was recognized. Prior to January 2006, the Company accounted for those plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Accordingly, no compensation cost had been recognized for its fixed stock option plans. In addition, $12, $13 and $13 of compensation cost was recognized in 2006, 2005 and 2004, respectively, for annual stock awards of 500 shares to an executive officer under his employment agreement. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123(R) "Share-Based Payment," to stock-based employee compensation.

	Years Ended December 31	
	2005	2004
	(In thousands, except per share data)	
Net income, as reported	$ 2,393	$ 2,500
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	48	48
Pro forma net income	$ 2,345	$ 2,452
Earnings per share:		
Basic—as reported	$ 1.28	$ 1.35
Basic—pro forma	$ 1.25	$ 1.33
Diluted—as reported	$ 1.24	$ 1.30
Diluted—pro forma	$ 1.21	$ 1.27

SUPPLEMENTAL RETIREMENT PLAN:

In connection with its Supplemental Retirement Plan, the Company established a RABBI Trust to assist in the administration of the plan. The accounts of the RABBI Trust are consolidated in the Company's consolidated financial statements. Any available-for-sale securities held by the RABBI Trust are accounted for in accordance with SFAS No. 115.

EARNINGS PER SHARE:

Basic earnings per share represent income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options, and are determined using the treasury stock method.

RECENT ACCOUNTING PRONOUNCEMENTS:

In February 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 155, "Accounting for Certain Hybrid Instruments" (SFAS 155), which permits, but does not require, fair value accounting for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation in accordance with SFAS 133. The statement also subjects beneficial interests issued by securitization vehicles to the requirements of SFAS No. 133. The statement is effective as of January 1, 2007. The adoption of SFAS 155 is not expected to have a material impact on the Company's financial condition, results of operations or cash flows.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets- an amendment of FASB Statement No. 140" (SFAS 156). SFAS 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in specific situations. Additionally, the servicing asset or servicing liability shall be initially measured at fair value; however, an entity may elect the "amortization method" or "fair value method" for subsequent balance sheet reporting periods. SFAS 156 is effective as of an entity's first fiscal year beginning after September 15, 2006. Early adoption is permitted as of the beginning of an entity's fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The Company does not expect the adoption of this statement to have a material impact on its financial condition, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles (GAAP) and enhances disclosures about fair value measurements. SFAS 157 retains the exchange price notion and clarifies that the exchange price is the price that would be received for an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date. SFAS 157 is effective for the Company's consolidated financial statements for the year beginning on January 1, 2008, with earlier adoption permitted. The Company does not expect the adoption of this statement to have a material impact on its financial condition, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 158, "Employer's Accounting for Defined Benefit Pension and other Postretirement Plans—an amendment of FASB Statements No 87, 88, 106 and 132(R)" (SFAS 158). SFAS 158 requires 1) the recognition of an asset or liability for the over-funded or under-funded status of a defined benefit plan, 2) the recognition of actuarial gains and losses and prior service costs and credits in other comprehensive income, 3) measurement of plan assets and benefit obligations as of the employer's balance sheet date, rather than at interim measurement dates as currently allowed, and 4) disclosure of additional information concerning actuarial gains and losses and prior service costs and credits recognized in other comprehensive income. This statement is effective for financial statements with fiscal years ending after December 15, 2006. The adoption of this statement did not have a material impact on the Company's financial condition, results of operations or cash flows.

The following table illustrates the incremental effect of applying FASB Statement No. 158 on individual line items in the statement of financial position as of December 31, 2006:

	Before application of Statement 158	Adjustments	After application of Statement 158
Deferred income taxes	$ 2,328	$ 82	$ 2,410
Total assets	467,062	82	467,144
Liability for pension benefits	1,971	200	2,171
Total liabilities	420,766	200	420,966
Accumulated other comprehensive loss	(768)	(118)	(886)
Total stockholders' equity	46,296	(118)	46,178

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities including an amendment of FASB Statement No. 115" (SFAS 159). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. The new standard is effective at the beginning of the Company's fiscal year beginning January 1, 2008, and early application may be elected in certain circumstances. The Company is currently evaluating and has not yet determined the impact the new standard is expected to have on its financial position, results of operations or cash flows.

NOTE 3—INVESTMENTS IN SECURITIES

Debt and equity securities have been classified in the consolidated balance sheets according to management's intent. The amortized cost of securities and their approximate fair values are as follows as of December 31:

	Amortized Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-sale securities:				
December 31, 2006:				
Debt securities issued by U.S. government corporations and agencies	$ 13,000	$ 14	$ 71	$ 12,943
Debt securities issued by states of the United States and political subdivisions of the states	9,730	2	75	9,657
Debt securities issued by foreign governments	400	—	5	395
Corporate debt securities	1,451	—	—	1,451
Trust preferred securities	9,529	—	49	9,480
Marketable equity securities	4,692	4	13	4,683
Mortgage-backed securities	78,613	118	1,159	77,572
	$ 117,415	$ 138	$ 1,372	$ 116,181
December 31, 2005:				
Debt securities issued by U.S. government corporations and agencies	$ 13,494	$ —	$ 355	$ 13,139
Debt securities issued by states of the United States and political subdivisions of the states	975	—	29	946
Corporate debt securities	4,999	—	29	4,970
Trust preferred securities	3,415	20	—	3,435
Marketable equity securities	1,374	188	9	1,553
Mortgage-backed securities	24,495	—	809	23,686
	$ 48,752	$ 208	$ 1,231	$ 47,729
Held-to-maturity securities:				
December 31, 2005:				
Debt securities issued by U.S. government corporations and agencies	$ 39,013	$ —	$ 841	$ 38,172
Debt securities issued by states of the United States and political subdivisions of the states	1,927	3	9	1,921
Debt securities issued by foreign governments	400	—	1	399
Mortgage-backed securities	24,174	—	771	23,403
	$ 65,514	$ 3	$ 1,622	$ 63,895

The scheduled maturities of debt securities and trust preferred securities were as follows as of December 31, 2006:

	Available-for-Sale Fair Value
Due within one year	$ 1,451
Due after one year through five years	13,585
Due after five years through ten years	2,357
Due in more than ten years	16,534
Mortgage-backed securities	77,572
	$ 111,499

Proceeds from sales of available-for-sale securities in 2006, 2005 and 2004 amounted to $44,368, $0 and $12,744, respectively. Gross realized gains and losses in the year ended December 31, 2006 were $258 and $767, respectively. The tax benefit applicable to these net realized losses amounted to $181 for the year ended December 31, 2006. Gross realized gains and losses in the year ended December 31, 2005 were $0 and $0, respectively. Gross realized gains and losses in the year ended December 31, 2004 were $73 and $0, respectively. The tax expense applicable to the realized gains amounted to $30 for the year ended December 31, 2004.

During 2006, the amortized cost of held-to-maturity securities that was transferred to available-for-sale amounted to $58,870, and the related unrealized loss amounted to $1,026. Held-to-maturity securities were transferred to the available-for-sale category to reposition the investment portfolio and provide greater flexibility in the future. The Company does not intend to hold held-to-maturity securities in the future.

As of December 31, 2006, there were no securities that exceeded 10% of stockholders' equity.

Total carrying amounts of $59,042 and $49,660 of securities were pledged to secure treasury tax and loan, trust funds and public funds on deposit, and securities sold under agreements to repurchase as of December 31, 2006 and 2005, respectively.

In connection with its supplemental retirement plan described in Note 11, the Company set up a RABBI Trust which includes trading securities. The RABBI Trust is included in other assets on the consolidated balance sheets. The portion of trading (losses) gains for the years ended December 31, 2006 and 2005 that relates to trading securities still held at year end amounted to $6 and $(2), respectively. The fair value of trading securities held in the RABBI Trust as of December 31, 2006 and 2005 was $410 and $496, respectively.

The aggregate fair value and unrealized losses of securities that have been in a continuous unrealized loss position for less than twelve months and for twelve months or more, and are not other than temporarily impaired, are as follows as of December 31, 2006:

	Less than 12 Months		12 Months or Longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Debt securities issued by U.S. government corporations and agencies	$ 3,993	$ 7	$ 4,936	$ 64	$ 8,929	$ 71
Debt securities issued by states of the United States and political subdivisions of the states	6,377	70	399	5	6,776	75
Debt securities issued by foreign governments	—	—	395	5	395	5
Trust preferred securities	5,480	49	—	—	5,480	49
Marketable equity securities	—	—	518	13	518	13
Mortgage-backed securities	28,296	156	38,107	1,003	66,403	1,159
Total temporarily impaired securities	$ 44,146	$ 282	$ 44,355	$ 1,090	$ 88,501	$ 1,372

The investments in the Company's investment portfolio that are temporarily impaired as of December 31, 2006 consist of debt and mortgage-backed securities issued by U.S. government corporations and agencies with strong credit ratings. The unrealized losses in the above table are attributable to changes in market interest rates. Company management does not intend to sell these securities in the near term future and therefore the unrealized losses are determined to be not other than temporary.

NOTE 4—LOANS

Loans consisted of the following as of December 31:

	2006	2005
Commercial, financial and agricultural	$ 48,201	$ 42,034
Real estate—construction and land development	20,890	16,413
Real estate—residential	106,930	98,007
Real estate—commercial	112,237	98,761
Consumer	3,102	4,949
Other	13,664	8,968
	305,024	269,132
Allowance for loan losses	(3,044)	(2,514)
Deferred loan costs, net	687	638
Net loans	$ 302,667	$ 267,256

Changes in the allowance for loan losses were as follows for the years ended December 31:

	2006	2005	2004
Balance at beginning of period	$ 2,514	$ 2,181	$ 2,183
Loans charged off	(10)	(408)	(642)
Provision for loan losses	590	585	560
Recoveries of loans previously charged off	7	156	80
Transfer portion for unfunded commitments to other liabilities	(57)	—	—
Balance at end of period	$ 3,044	$ 2,514	$ 2,181

Certain directors and executive officers of the Company and companies in which they have significant ownership interest were customers of the Bank during 2006. Total loans to such persons and their companies amounted to $266 as of December 31, 2006. During 2006 principal payments and advances totaled $36 and $84, respectively.

The following table sets forth information regarding nonaccrual loans and accruing loans 90 days or more overdue as of December 31:

	2006	2005
Total nonaccrual loans	$ 16	$ 2
Accruing loans which are 90 days or more overdue	$ —	$ —

Information about loans that meet the definition of an impaired loan in Statement of Financial Accounting Standards No. 114 is as follows:

	December 31,			
	2006		2005	
	Recorded Investment In Impaired Losses	Related Allowance For Credit Loans	Recorded Investment In Impaired Losses	Related Allowance For Credit Loans
Loans for which there is a related allowance for credit losses	$ —	$ —	$ 2	$ 2
Loans for which there is no related allowance for credit losses	—	—	—	—
Totals	$ —	$ —	$ 2	$ 2

	2006	2005	2004
Average recorded investment in impaired loans during the year ended December 31	$ 12	$ 85	$ 654

Related amount of interest income recognized during the time, in the year ended December 31, that the loans were impaired

	2006	2005	2004
Total recognized	$ —	$ —	$ 12
Amount recognized using a cash-basis method of accounting	$ —	$ —	$ 12

Loans serviced for others are not included in the accompanying balance sheets. As of December 31, 2006 and 2005 the unpaid principal balances of loans serviced for others were $31,879 and $32,379, respectively.

Changes in mortgage servicing rights, which are included in other assets, were as follows for the years ended December 31:

	2006	2005	2004
Balance at beginning of period	$ 135	$ 202	$ 253
Capitalized mortgage servicing rights	—	—	19
Amortization	(42)	(67)	(70)
Balance at end of period	$ 93	$ 135	$ 202

No valuation allowance for the carrying amount of mortgage servicing rights at December 31, 2006 and 2005 was recorded because management estimated that there was no impairment in the carrying amount of those rights. The fair values of these rights approximated their carrying amount.

NOTE 5—PREMISES AND EQUIPMENT

The following is a summary of premises and equipment as of December 31:

	2006	2005
Land	$ 364	$ 364
Buildings	4,260	4,191
Furniture and equipment	5,024	4,628
Leasehold improvements	4,909	3,080
Construction in progress	87	21
	14,644	12,284
Accumulated depreciation and amortization	(8,359)	(7,707)
	$ 6,285	$ 4,577

Depreciation and amortization expense for the years ended December 31, 2006, 2005 and 2004 amounted to $652, $654 and $610, respectively.

NOTE 6—DEPOSITS

The aggregate amount of time deposit accounts in denominations of $100 or more was $26,461 and $16,490 as of December 31, 2006 and 2005, respectively.

For time deposits as of December 31, 2006, the scheduled maturities for the years ended December 31, are:

2007	$ 68,136
2008	9,380
2009	1,528
2010	834
2011	192
	$ 80,070

Deposits from related parties held by the Company as of December 31, 2006 and 2005 amounted to $4,926 and $1,764, respectively.

NOTE 7—FEDERAL HOME LOAN BANK ADVANCES

Advances consist of funds borrowed from the Federal Home Loan Bank of Boston (FHLB).

Maturities of advances form the FHLB for the years ending after December 31, 2006 are summarized as follows:

2007	$ 22,214
2008	12,332
2009	2,454
Thereafter	10,000
Totals	$ 47,000

At December 31, 2006 the following advances from the FHLB were redeemable at par at the option of the FHLB:

Maturity Date	Optional Redemption Date	Amount
October 10, 2013	October 10, 2007 and quarterly thereafter	$ 5,000,000
December 1, 2016	June 1, 2007 and quarterly thereafter	5,000,000

Amortizing advances are being repaid in equal monthly payments and are being amortized from the date of the advance to the maturity date on a direct reduction basis.

Borrowings from the FHLB are secured by a blanket lien on qualified collateral, consisting primarily of loans with first mortgages secured by one to four family properties, certain unencumbered investment securities and other qualified assets.

At December 31, 2006, the interest rates on FHLB advances ranged from 3.99% to 5.28%. At December 31, 2006, the weighted average interest rate on FHLB advances was 4.91%.

NOTE 8—SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

The securities sold under agreements to repurchase as of December 31, 2006 are securities sold on a short term basis by the Bank that have been accounted not as sales but as borrowings. The securities consisted of mortgage-backed securities issued by U.S. Government Corporations and debt securities issued by states of the United States and political subdivisions of the states. The securities were held in the Bank's safekeeping account at the Federal Reserve Bank under the control of the Bank, and in the Bank's Trust Department. The securities are pledged to the purchasers of the securities. The purchasers have agreed to sell to the Bank substantially identical securities at the maturity of the agreements.

NOTE 9—INCOME TAXES

The components of the income tax expense are as follows for the years ended December 31:

	2006	2005	2004
Current:			
Federal	$ 1,110	$ 1,253	$ 635
State	254	282	110
	1,364	1,535	745
Deferred:			
Federal	(192)	(397)	293
State	(62)	(138)	69
	(254)	(535)	362
Total income tax expense	$ 1,110	$ 1,000	$ 1,107

The reasons for the differences between the statutory federal income tax rate and the effective tax rates are summarized as follows for the years ended December 31:

	2006	2005	2004
	% of Income	% of Income	% of Income
Federal income tax at statutory rate	34.0%	34.0%	34.0%
Increase (decrease) in tax resulting from:			
Tax-exempt income	(7.1)	(6.7)	(6.2)
Dividends paid to ESOP	(0.8)	(0.9)	(0.9)
Unallowable expense	0.8	0.3	0.5
State tax, net of federal tax benefit	3.5	2.8	3.3
Effective tax rates	30.4%	29.5%	30.7%

The Company had gross deferred tax assets and gross deferred tax liabilities as follows as of December 31:

	2006	2005
Deferred tax assets:		
Allowance for loan losses	$ 1,137	$ 896
Deferred compensation	773	721
Accrued retirement benefits	150	143
Accrued interest on nonperforming loans	1	22
Accrued pension	215	298
Net unrealized holding loss on available-for-sale securities	466	416
Unrecognized employee benefit costs (SFAS No. 158)	82	—
Gross deferred tax assets	2,824	2,496
Deferred tax liabilities:		
Accelerated depreciation	55	123
Loan origination fees and costs, net	294	261
Other adjustments	27	33
Mortgage servicing rights	38	55
Gross deferred tax liabilities	414	472
Net deferred tax asset	$ 2,410	$ 2,024

Deferred tax assets as of December 31, 2006 and 2005 have not been reduced by a valuation allowance because management believes that it is more likely than not that the full amount of deferred tax assets will be realized.

As of December 31, 2006, the Company had no operating loss and tax credit carryovers for tax purposes.

NOTE 10—STOCK COMPENSATION PLANS

In 2005, the Company adopted The 2005 Restricted Stock Plan under which up to 37,000 shares of stock of the Company may be awarded to key employees or directors of the Company. To date, no restricted stock grants have been awarded.

The Company has also adopted five fixed option, stock-based compensation plans. Under the 1996 amended 1987 Incentive Stock Option Plan for Key Employees, the Company may grant up to 97,650 shares, at fair value, to key employees. Under the 1996 Incentive Stock Option Plan for Key Employees, the Company may grant up to 75,390 shares of common stock, at fair value, to key employees. Under the 1998 Incentive Stock Option Plan for Key Employees, the Company may grant up to 63,000 shares of common stock, at fair value, to present and future employees. Under the 1996, 1994 and 1993 amended 1987 Director's plan, the Company may grant up to 113,400 shares of common stock to present and future directors at prices and exercise terms as determined by the Board of Directors. Under the 1998 amended 2002 Directors' plan, the Company may grant up to 54,521 shares of common stock to present and future Directors. Under the 1998 Directors' Plan, stock options are granted at prices and exercise terms as determined by the Board of Directors. In 2002, the 1998 Director's Stock Option Plan was amended so that all options granted under the plan shall immediately vest in full upon a Director reaching mandatory retirement age and that all options granted shall expire if not exercised within 90 days after the Director's retirement.

A summary of the status of the Company's fixed stock option plans as of December 31, 2006, 2005 and 2004 and changes during the years ending on those dates is presented below:

	2006		2005		2004	
Fixed Options	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	111,149	$ 14.33	136,963	$ 13.61	170,091	$ 12.67
Exercised	(38,540)	13.64	(20,963)	10.16	(28,738)	8.60
Forfeited	(1,155)	14.26	(4,851)	11.99	(4,390)	10.03
Outstanding at end of year	71,454	14.71	111,149	14.33	136,963	13.61
Options exercisable at year-end	62,466	$ 14.78	88,980	$ 14.36	94,255	$ 13.80
Weighted-average fair value of options granted during the year	N/A	N/A	N/A			

The following table summarizes information about fixed stock options outstanding as of December 31, 2006:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding as of 12/31/06	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable as of 12/31/06	Weighted-Average Exercise Price
$8.21	1,273	0.02 years	$ 8.21	1,273	$ 8.21
9.67	2,550	0.02 years	9.67	2,550	9.67
13.36 – 13.40	22,526	1.65 years	13.37	18,431	13.36
14.52	9,135	3.07 years	14.52	6,237	14.52
15.69 – 15.76	17,690	1.21 years	15.70	15,695	15.70
16.67	18,280	0.14 years	16.67	18,280	16.67
	71,454	1.25 years	14.71	62,466	14.78

As of December 31, 2006, there was $32,346 of unrecognized compensation costs related to nonvested share-based compensation arrangements granted under the Plans. That cost is expected to be recognized over a weighted-average period of 1.7 years.

NOTE 11—EMPLOYEE BENEFITS OTHER THAN POSTRETIREMENT, MEDICAL AND LIFE INSURANCE BENEFITS

Defined benefit pension plan

The Company provides pension benefits for eligible employees through a defined benefit pension plan (plan).

Effective January 1, 2006, the Company suspended the plan so that participating employees no longer earn additional defined benefits for future services.

The following tables set forth information about the plan, using a measurement date of December 31, as of December 31 and the years then ended:

	2006	2005	2004
Change in projected benefit obligation:			
Benefit obligation at beginning of year	$ 7,507	$ 8,402	$ 7,720
Service cost	—	386	307
Interest cost	473	548	520
Benefits paid	(353)	(337)	(331)
Actuarial loss	234	573	186
Curtailment gain	—	(2,065)	—
Benefit obligation at end of year	7,861	7,507	8,402
Change in plan assets:			
Plan assets at estimated fair value at beginning of year	6,855	6,928	5,715
Employer contribution	—	—	1,093
Actual return on plan assets	860	264	451
Benefits paid	(353)	(337)	(331)
Fair value of plan assets at end of year	7,362	6,855	6,928
Funded status	(499)	(652)	(1,474)
Unrecognized net loss	—	—	860
Unrecognized prior service cost	—	—	798
(Funded status) or (accrued) prepaid benefit cost included in other (liabilities) assets	$ (499)	$ (652)	$ 184

Amounts recognized in accumulated other comprehensive loss, before tax effect, consist of an unrecognized net gain of $25 as of December 31, 2006.

The accumulated benefit obligation for the defined benefit pension plan was $7,861 and $7,507 at December 31, 2006 and 2005, respectively.

The discount rate used in determining the actuarial present value of the projected benefit obligation was 6.25% for 2006 and 2005. The rate used for the increase in future compensation levels was 4.50% for 2005.

Components of net periodic cost and other amounts recognized in other comprehensive loss:

	2006	2005	2004
Service cost	$ —	$ 386	$ 307
Interest cost on benefit obligation	473	548	520
Expected return on assets	(601)	(608)	(512)
Amortization of prior service cost	—	55	55
Amortization of net loss from earlier periods	—	—	—
Net periodic cost	(128)	381	370
Curtailment gain	—	(288)	—
Recognition of prior service cost	—	743	—
Total plan (income) expense	(128)	836	370
Other changes in benefit obligations recognized in other comprehensive loss:			
Unrecognized net gain	(25)	—	—
Total recognized in other comprehensive loss	(25)	—	—
Total recognized in plan (income) expense and other comprehensive loss	$ (153)	$ 836	$ 370

The estimated unrecognized net gain that is expected to be recognized in net income in 2007 is $0.

For the years ended December 31, 2006, 2005 and 2004, the assumptions used to determine the net periodic cost are as follows:

	Years Ended December 31,		
	2006	2005	2004
Discount rate	6.25%	6.25%	6.75%
Expected long-term rate of return on plan assets	9.00%	9.00%	9.00%
Annual salary increase	N/A	4.50%	4.50%

The expected long-term rate of return on plan assets for the pension plan is based on historical returns on plan assets, current and future asset allocations, and Company management's outlook for long-term interest rates.

Plan Assets

The Company's pension plan asset allocations by asset category are as follows:

	December 31, 2006		December 31, 2005	
	Fair Value	Percent	Fair Value	Percent
Accrued income	$ 18	0.2%	$ 25	0.3%
Beverly National Bank money market account	597	8.1	588	8.6
Fixed income securities	1,687	22.9	1,974	28.8
Equity securities	5,060	68.8	4,268	62.3
Total	$ 7,362	100.0%	$ 6,855	100.0%

Except for the money market account, there were no securities of the Company and related parties included in plan assets as of December 31, 2006 and 2005.

The plan's investments are managed in accordance with the Bank's Trust Department investment management policies and procedures. To achieve the Company's investment objectives, assets within the plan are allocated among a number of asset classes to ensure a proper level of diversification, risk, return and liquidity. The plan's investment portfolio is managed under a "balanced" asset allocation objective, and as of December 31, 2006 the allocation guidelines are as follows:

	Range	Long-Term Target
Equity securities	65% to 75%	70%
Fixed income securities	25% to 35%	30%

Based on current data and assumptions, the following benefits are expected to be paid for each of the following five years and in the aggregate five years thereafter:

2007	$ 339
2008	357
2009	387
2010	419
2011	416
2012 – 2016	2,339

The Company does not expect to make a contribution to its pension plan in 2007.

Supplemental Retirement Plan

On December 24, 1996 the Company adopted a Supplemental Retirement Plan for two executive officers. This plan provides nonfunded retirement benefits designed to supplement benefits available through the Company's retirement plan for employees.

The following tables set forth information about the plan as of December 31 and the years then ended:

	2006	2005	2004
Changes in projected benefit obligation:			
Benefit obligation at beginning of year	$ 1,251	$ 1,251	$ 1,266
Interest cost	78	84	89
Benefit paid	(123)	(123)	(123)
Actuarial (gain) loss	(2)	39	19
Benefit obligation at end of year	1,204	1,251	1,251
Plan assets	—	—	—
Funded status	(1,204)	(1,251)	(1,251)
Unrecognized net loss	N/A	164	146
Funded status/accrued pension cost included in other liabilities	$ (1,024)	$ (1,087)	$ (1,105)

Amounts recognized in accumulated other comprehensive loss, before tax effect, consists of an unrecognized net loss of $123 as of December 31, 2006.

The accumulated benefit obligation for the supplemental retirement plan was $1,202 and $1,251 at December 31, 2006 and 2005, respectively.

	2006	2005	2004
Components of net periodic cost:			
Interest cost	$ 78	$ 84	$ 89
Amortization of unrecognized net loss	39	21	1
Net periodic pension cost	117	105	90
Other changes in benefit obligations recognized in other comprehensive loss:			
Unrecognized net loss	123	—	—
Total recognized in other comprehensive loss	123	—	—
Total recognized in net periodic benefit cost and other comprehensive loss	$ 240	$ 105	$ 90

The estimated unrecognized loss that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the year ended December 31, 2007 is $3.

The discount rate and estimated pay increases used in determining the projected benefit obligation and net periodic pension cost were 6.25% and 0% for 2006, 6.25% and 0% for 2005 and 6.75% and 0.0% for 2004, respectively.

Estimated future benefit payments are as follows:

2007	$ 123
2008	123
2009	123
2010	123
2011	123
2012 – 2016	616

Certain assets of the Company, consisting of U.S. Government obligations, corporate bonds, equity instruments and life insurance policies, are in a Rabbi Trust. The Rabbi Trust is used to assist in the administration of the plan and is subject to the claims of creditors in the case of insolvency. The fair value of the assets in the Rabbi Trust amounted to $964 and $1,042 at December 31, 2006 and 2005, respectively. Such assets did not include any securities of the Company. See Note 3.

The supplemental retirement agreements under the plan provide that the officers do not have any right, title or interest in or to any specified assets of the Company, or any trust or escrow arrangement. In connection with the agreements, the Company established two trust agreements. The trustee of the trusts is another bank.

Salary Continuation Agreement

In 2003, the Company adopted a Salary Continuation Agreement for its chief executive officer. The agreement provides nonfunded retirement benefits for twenty years upon termination of employment on or after the normal retirement age. Upon a change in control, as defined in the agreement, the retirement benefits commence on the month following the executive's normal retirement age. The agreement is unfunded and the Bank is the fiduciary and administrator.

As of December 31, 2006 and 2005, the liability for the agreement was $276 and $190, respectively. Expense for the agreement amounted to $86, $79 and $75, respectively, for the years ending December 31, 2006, 2005 and 2004.

Defined contribution plan

The Bank has a 401(k) profit sharing plan whereby substantially all employees participate in the plan. In the plan, the Bank's matching contribution is 4.5% of compensation. Beginning on January 1, 2006 all eligible participants also receive a Bank contribution equal to two percent of compensation. Total contributions under this Plan amounted to $364 for 2006, $210 for 2005 and $167 for 2004, respectively.

The estimated net gain and transition obligation that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the year ended December 31, 2007 are $3 and $31, respectively.

	2006	2005	2004
Assumptions:			
Weighted-average assumptions used to determine benefit obligation at December 31:			
Discount rate	6.25%	6.25%	6.75%
Weighted-average assumption used to determine net periodic cost for years ended December 31:			
Discount rate	6.25%	6.75%	7.00%
Assumed health care cost trend rates at December 31:			
Health care cost trend rate assumed for next year	N/A	N/A	N/A
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	N/A	N/A	N/A
Year that the rate reaches the ultimate trend rate	N/A	N/A	N/A

Assumed health care cost trend rates have no effect on the amounts reported for the health care plan.

Based on current data and assumptions, the following benefits are expected to be paid for each of the following five years and in the aggregate the five years thereafter:

2007	$ 53
2008	51
2009	49
2010	46
2011	44
2012 – 2016	189

NOTE 13—COMMITMENTS AND CONTINGENT LIABILITIES

The Company is obligated under various lease agreements covering branch offices and ATM locations. The terms expire between June 30, 2007 and December 31, 2028. Options to renew for additional terms are included under the operating lease agreements. The total minimum rental due in future periods under these existing agreements is as follows as of December 31, 2006:

2007	$ 648
2008	671
2009	676
2010	638
2011	633
Years thereafter	6,814
Total minimum lease payments	$ 10,080

Certain leases contain provisions for escalation of minimum lease payments contingent upon increases in real estate taxes and percentage increases in the consumer price index. The total rental expense amounted to $541 for 2006, $510 for 2005 and $345 for 2004.

The Company entered into an agreement with a data processing services provider. Under the agreement, the Company is obligated to pay monthly minimum processing fees equal to $16 through February 2009 and the Company may cancel the agreement at any time, provided the Company pays a termination fee equal to forty percent (40%) of the Estimated Remaining Value as defined in the agreement.

NOTE 14—FINANCIAL INSTRUMENTS

The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to originate loans, standby letters of credit and unadvanced funds on loans. The instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets. The contract amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The accumulated benefit obligation for the supplemental retirement plan was $1,202 and $1,251 at December 31, 2006 and 2005, respectively.

	2006	2005	2004
Components of net periodic cost:			
Interest cost	$ 78	$ 84	$ 89
Amortization of unrecognized net loss	39	21	1
Net periodic pension cost	117	105	90
Other changes in benefit obligations recognized in other comprehensive loss:			
Unrecognized net loss	123	—	—
Total recognized in other comprehensive loss	123	—	—
Total recognized in net periodic benefit cost and other comprehensive loss	$ 240	$ 105	$ 90

The estimated unrecognized loss that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the year ended December 31, 2007 is $3.

The discount rate and estimated pay increases used in determining the projected benefit obligation and net periodic pension cost were 6.25% and 0% for 2006, 6.25% and 0% for 2005 and 6.75% and 0.0% for 2004, respectively.

Estimated future benefit payments are as follows:

2007	$ 123
2008	123
2009	123
2010	123
2011	123
2012 – 2016	616

Certain assets of the Company, consisting of U.S. Government obligations, corporate bonds, equity instruments and life insurance policies, are in a Rabbi Trust. The Rabbi Trust is used to assist in the administration of the plan and is subject to the claims of creditors in the case of insolvency. The fair value of the assets in the Rabbi Trust amounted to $964 and $1,042 at December 31, 2006 and 2005, respectively. Such assets did not include any securities of the Company. See Note 3.

The supplemental retirement agreements under the plan provide that the officers do not have any right, title or interest in or to any specified assets of the Company, or any trust or escrow arrangement. In connection with the agreements, the Company established two trust agreements. The trustee of the trusts is another bank.

Salary Continuation Agreement

In 2003, the Company adopted a Salary Continuation Agreement for its chief executive officer. The agreement provides nonfunded retirement benefits for twenty years upon termination of employment on or after the normal retirement age. Upon a change in control, as defined in the agreement, the retirement benefits commence on the month following the executive's normal retirement age. The agreement is unfunded and the Bank is the fiduciary and administrator.

As of December 31, 2006 and 2005, the liability for the agreement was $276 and $190, respectively. Expense for the agreement amounted to $86, $79 and $75, respectively, for the years ending December 31, 2006, 2005 and 2004.

Defined contribution plan

The Bank has a 401(k) profit sharing plan whereby substantially all employees participate in the plan. In the plan, the Bank's matching contribution is 4.5% of compensation. Beginning on January 1, 2006 all eligible participants also receive a Bank contribution equal to two percent of compensation. Total contributions under this Plan amounted to $364 for 2006, $210 for 2005 and $167 for 2004, respectively.

Employee Stock Ownership Plan

The Company sponsors an Employee Stock Ownership Plan (ESOP). This plan is offered to employees who have attained age 21 and who have been employed by the Company and completed a minimum of 1,000 hours of employment. The plan entitles Company employees to common stock or cash upon retirement, disability, death or separation from service from the Company based on a vesting schedule. Benefits become 25% vested after two years of vesting service and increase to 100% vested after five years of vesting service.

The Company makes annual contributions to the ESOP in amounts determined by the board of directors, subject to a limitation based on earnings and capital of the Company. Such contributions are first made to permit required payments of amounts due under any acquisition loans. Dividends received by the ESOP on shares of the Company owned by the ESOP are used to repay any acquisition loans or are credited to the accounts of allocated shares. The ESOP may borrow money to purchase shares of the Company. The shares are pledged as collateral for its debt. As the debt is repaid, shares are released from collateral and allocated to active employees, based on the proportion of debt service paid in the year. Any debt of the ESOP is recorded as debt and the shares pledged as collateral are reported as unearned ESOP shares in the statement of financial position. There was no ESOP compensation expense during 2006, 2005 or 2004. In 2006, the ESOP purchased 4,400 shares of the Company. No money was borrowed to fund the purchase.

The ESOP shares were as follows as of December 31:

	2006	2005
Allocated shares	106,875	105,622
Total ESOP shares	106,875	105,622

Change in Control

One of the Company's executive officers has a change in control agreement (agreement) with the Company. Under the agreement, if the executive officer's employment is terminated within 24 months after a change in control as defined in the agreement, then the officer is entitled to a lump sum equal to the product of the average sum of annual base compensation (salary plus bonus) for the five years (or the term of employment, if less) preceding a change in control multiplied by three.

Five executive officers have change in control agreements which state that if the executive officer's employment is terminated within 24 months after a change in control as defined in the agreement, then the officers are entitled to a lump sum equal to the product of the average sum of annual base compensation (salary plus bonus) paid to the executive officer for the five years (or the term of employment, if less) preceding a change in control multiplied by two.

NOTE 12—POSTRETIREMENT BENEFITS OTHER THAN PENSION

The Company provides postretirement medical and life insurance benefits for retired employees. The Company follows the accounting guidance of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pension." The Company funds medical and life insurance benefit costs on a pay-as-you-go basis. Participation in this plan was frozen in 1993 to include only individuals who met certain age and service requirements. The program was adjusted in 2003 to cap the reimbursement of the Medicare Part B rate at the 2003 level for medical reimbursement and discontinue the dental coverage subsidy for all participants.

The following tables set forth information about the plan, using a measurement date of December 31, as of December 31 and the years then ended:

	2006	2005	2004
Change in accumulated postretirement benefit obligation:			
Benefit obligation at beginning of year	$ 479	$ 521	$ 559
Plan amendment	—	—	(22)
Service cost	4	2	2
Interest cost	29	31	36
Actuarial gain	8	(27)	(2)
Benefits paid	(52)	(48)	(52)
Benefit obligation at end of year	468	479	521
Fair value of plan assets at end of year	—	—	—
Funded status	(468)	(479)	(521)
Unrecognized net actuarial gain	N/A	(98)	(76)
Unrecognized transition obligation	N/A	219	250
Funded status/accrued benefit cost included in other liabilities	$ (468)	$ (358)	$ (347)

Amounts recognized in accumulated other comprehensive loss, before tax effect, consist of:

	December 31, 2006
Transition obligation	$ 189
Net actuarial gain	(87)
	$ 102

Components of net periodic cost and other amounts recognized in other comprehensive loss:

	2006	2005	2004
Service cost	$ 4	$ 2	$ 2
Interest cost on benefit obligation	29	31	35
Amortization of transition obligation	31	31	31
Amortization of actuarial gain	(3)	(5)	(1)
Net periodic cost	61	59	67
Other changes in benefit obligations recognized in other comprehensive loss:			
Transition obligation	189	—	—
Net actuarial gain	(87)	—	—
Total recognized in other comprehensive loss	102	—	—
Total recognized in net periodic benefit cost and other comprehensive loss	$ 163	$ 59	$ 67

The estimated net gain and transition obligation that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the year ended December 31, 2007 are $3 and $31, respectively.

	2006	2005	2004
Assumptions:			
Weighted-average assumptions used to determine benefit obligation at December 31:			
Discount rate	6.25%	6.25%	6.75%
Weighted-average assumption used to determine net periodic cost for years ended December 31:			
Discount rate	6.25%	6.75%	7.00%
Assumed health care cost trend rates at December 31:			
Health care cost trend rate assumed for next year	N/A	N/A	N/A
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	N/A	N/A	N/A
Year that the rate reaches the ultimate trend rate	N/A	N/A	N/A

Assumed health care cost trend rates have no effect on the amounts reported for the health care plan.

Based on current data and assumptions, the following benefits are expected to be paid for each of the following five years and in the aggregate the five years thereafter:

2007	$ 53
2008	51
2009	49
2010	46
2011	44
2012 – 2016	189

NOTE 13—COMMITMENTS AND CONTINGENT LIABILITIES

The Company is obligated under various lease agreements covering branch offices and ATM locations. The terms expire between June 30, 2007 and December 31, 2028. Options to renew for additional terms are included under the operating lease agreements. The total minimum rental due in future periods under these existing agreements is as follows as of December 31, 2006:

2007	$ 648
2008	671
2009	676
2010	638
2011	633
Years thereafter	6,814
Total minimum lease payments	$ 10,080

Certain leases contain provisions for escalation of minimum lease payments contingent upon increases in real estate taxes and percentage increases in the consumer price index. The total rental expense amounted to $541 for 2006, $510 for 2005 and $345 for 2004.

The Company entered into an agreement with a data processing services provider. Under the agreement, the Company is obligated to pay monthly minimum processing fees equal to $16 through February 2009 and the Company may cancel the agreement at any time, provided the Company pays a termination fee equal to forty percent (40%) of the Estimated Remaining Value as defined in the agreement.

NOTE 14—FINANCIAL INSTRUMENTS

The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to originate loans, standby letters of credit and unadvanced funds on loans. The instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets. The contract amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments and standby letters of credit is represented by the contractual amounts of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to originate loans are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance by a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. As of December 31, 2006 and 2005, the maximum potential amount of the Company's obligation was $509 and $930, respectively, for financial and standby letters of credit. The Company's outstanding letters of credit generally have a term of less than one year. If a letter of credit is drawn upon, the Company may seek recourse through the customer's underlying line of credit. If the customer's line of credit is also in default, the Company may take possession of the collateral, if any, securing the line of credit.

The estimated fair values of the Company's financial instruments are as follows as of December 31:

	2006		2005	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and cash equivalents	$ 25,568	$ 25,568	$ 13,440	$ 13,440
Trading securities	410	410	496	496
Available-for-sale securities	116,181	116,181	47,729	47,729
Held-to-maturity securities	—	—	65,514	63,895
Federal Home Loan Bank stock	3,503	3,503	1,872	1,872
Federal Reserve Bank stock	188	188	188	188
Loans, net	302,667	300,352	267,256	265,909
Accrued interest receivable	1,840	1,840	1,639	1,639
Financial liabilities:				
Deposits	352,858	353,138	345,812	345,809
Federal Home Loan Bank advances	47,000	46,858	22,900	22,900
Securities sold under agreements to repurchase	16,372	16,372	11,390	11,390

The carrying amounts of financial instruments shown in the above table are included in the consolidated balance sheets under the indicated captions, except for trading securities which are included in other assets on the consolidated balance sheets. Accounting policies related to financial instruments are described in Note 2.

	2006	2005
Commitments to originate loans	$ 805	$ 2,787
Standby letters of credit	509	930
Unadvanced portions of loans:		
Consumer	1,851	2,486
Home equity	25,351	24,760
Commercial lines of credit	19,351	24,447
Commercial construction	8,785	11,991
Residential construction	166	123
	$ 56,818	$ 67,524

There is no material difference between the notional amounts and the estimated fair values of the off-balance sheet liabilities.

NOTE 15—SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

Most of the Company's business activity is with customers located within the state. There are no concentrations of credit to borrowers that have similar economic characteristics. The majority of the Company's loan portfolio is comprised of loans collateralized by real estate located in the state of Massachusetts.

NOTE 16—REGULATORY MATTERS

The Bank, as a National Bank is subject to the dividend restrictions set forth by the Comptroller of the Currency. Under such restrictions, the Bank may not, without the prior approval of the Comptroller of the Currency, declare dividends in excess of the sum of the current year's earnings (as defined) plus the retained earnings (as defined) from the prior two years. As of December 31, 2006 the Bank could declare dividends up to $3,197, without the approval of the Comptroller of the Currency.

The Company and its subsidiary the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Their capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2006, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2006, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Company's and the Bank's actual capital amounts and ratios are also presented in the table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2006:						
Total Capital (to Risk Weighted Assets):						
Consolidated	$ 50,147	15.35%	$ 26,139	≥8.0%	N/A	
Beverly National Bank	43,676	13.47	25,933	≥8.0	$ 32,417	≥10.0%
Tier 1 Capital (to Risk Weighted Assets):						
Consolidated	47,047	14.40	13,069	≥4.0	N/A	
Beverly National Bank	40,576	12.52	12,967	≥4.0	19,450	≥6.0
Tier 1 Capital (to Average Assets):						
Consolidated	47,047	10.81	17,408	≥4.0	N/A	
Beverly National Bank	40,576	9.37	17,330	≥4.0	21,662	≥5.0

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2005:						
Total Capital (to Risk Weighted Assets):						
Consolidated	$ 31,818	11.19%	$ 22,754	≥8.0%	N/A	
Beverly National Bank	29,528	10.47	22,568	≥8.0	$ 28,210	≥10.0%
Tier 1 Capital (to Risk Weighted Assets):						
Consolidated	29,304	10.31	11,377	≥4.0	N/A	
Beverly National Bank	27,014	9.58	11,284	≥4.0	16,926	≥6.0
Tier 1 Capital (to Average Assets):						
Consolidated	29,304	6.84	17,154	≥4.0	N/A	
Beverly National Bank	27,014	6.75	16,005	≥4.0	20,006	≥5.0

NOTE 17—EARNINGS PER SHARE (EPS)

Reconciliation of the numerators and the denominators of the basic and diluted per share computations for net income are as follows:

	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Year ended December 31, 2006			
Basic EPS			
Net income and income available to common stockholders	$ 2,546	2,269,664	$ 1.12
Effect of dilutive securities, options	—	35,368	
Diluted EPS			
Income available to common stockholders and assumed conversions	$ 2,546	2,305,032	$ 1.10
Year ended December 31, 2005			
Basic EPS			
Net income and income available to common stockholders	$ 2,393	1,873,280	$ 1.28
Effect of dilutive securities, options	—	59,550	
Diluted EPS			
Income available to common stockholders and assumed conversions	$ 2,393	1,932,830	$ 1.24
Year ended December 31, 2004			
Basic EPS			
Net income and income available to common stockholders	$ 2,500	1,846,249	$ 1.35
Effect of dilutive securities, options	—	80,139	
Diluted EPS			
Income available to common stockholders and assumed conversions	$ 2,500	1,926,388	$ 1.30

NOTE 18—RECLASSIFICATION

Certain amounts in the prior year have been reclassified to be consistent with the current year's statement presentation.

NOTE 19—PARENT COMPANY ONLY FINANCIAL STATEMENTS

The following financial statements presented are for the Beverly National Corporation (Parent Company Only) and should be read in conjunction with the consolidated financial statements.

BEVERLY NATIONAL CORPORATION
(Parent Company Only)
BALANCE SHEETS
December 31, 2006 and 2005
(Dollars in thousands, except per share data)

	2006	2005
ASSETS		
Cash	$ 674	$ 54
Money market deposit account at Beverly National Bank	3,669	—
Cash and cash equivalents	4,343	54
Investment in Beverly National Bank	39,711	26,319
Investment in available-for-sale securities (at fair value)	1,096	1,052
Premises and equipment	1,452	1,535
Accounts receivable from subsidiaries	—	65
Interest receivable	4	6
Other assets	19	—
Total assets	$ 46,625	$ 29,031
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accrued and deferred taxes	$ 253	$ 270
Accrued audit expense	30	31
Accounts payable to subsidiaries	155	—
Other liabilities	9	9
Total liabilities	447	310
Stockholders' equity:		
Preferred stock, $1.00 par value per share; 300,000 shares authorized; issued and outstanding none	—	—
Common stock, par value $2.50 per share; authorized 5,000,000 shares; issued 2,837,240 shares as of December 31, 2006 and 1,993,200 shares as of December 31, 2005; outstanding, 2,726,835 shares as of December 31, 2006, 1,882,795 shares as of December 31, 2005	7,093	4,983
Paid-in capital	21,772	6,848
Retained earnings	19,694	18,992
Treasury stock, at cost (110,405 shares as of December 31, 2006 and 2005)	(1,495)	(1,495)
Accumulated other comprehensive loss	(886)	(607)
Total stockholders' equity	46,178	28,721
Total liabilities and stockholders' equity	$ 46,625	$ 29,031

BEVERLY NATIONAL CORPORATION
(Parent Company Only)

STATEMENTS OF INCOME

Years Ended December 31, 2006, 2005 and 2004
(In thousands)

	2006	2005	2004
Interest and dividend income:			
Interest on taxable investment securities	$ 35	$ 15	$ 7
Dividends on marketable equity securities	10	10	9
Interest on money market account	56	—	—
Interest on loans and receivables from subsidiaries	—	—	35
Dividends from Beverly National Bank	755	1,495	1,474
Total interest and dividend income	856	1,520	1,525
Other income:			
Rental income	270	248	36
Gain on sale of available-for-sale securities	258	—	—
Total other income	528	248	36
Expenses:			
Occupancy expense	131	146	17
Professional fees	27	73	66
Other expense	46	40	39
Total expenses	204	259	122
Income before income tax expense (benefit) and equity in undistributed net income of subsidiaries	1,180	1,509	1,439
Income tax expense (benefit)	159	(27)	(46)
Income before equity in undistributed net income of subsidiaries	1,021	1,536	1,485
Equity in undistributed net income of subsidiaries:			
Beverly National Bank	1,525	857	815
Cabot Street Realty Trust	—	—	200
Total equity in undistributed net income of subsidiaries	1,525	857	1,015
Net income	$ 2,546	$ 2,393	$ 2,500

BEVERLY NATIONAL CORPORATION
(Parent Company Only)

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2006, 2005 and 2004
(In thousands)

	2006	2005	2004
Cash flows from operating activities:			
Net income	$ 2,546	$ 2,393	$ 2,500
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed net income of subsidiaries	(1,525)	(857)	(1,015)
Gain on sales of available-for-sale securities	(258)	—	—
(Decrease) increase in accrued expenses and other liabilities	(1)	8	11
Depreciation expense	87	91	17
Decrease in dividend receivable	—	—	1
Change in accounts receivable from subsidiaries	65	(46)	8
Increase in prepaid expenses	(19)	—	—
Increase in due to affiliates	155	—	—
Stock award	12	13	13
Change in accrued and deferred taxes	156	26	573
Decrease (increase) in interest receivable	2	(5)	(1)
Net cash provided by operating activities	1,220	1,623	2,107
Cash flows from investing activities:			
Purchases of available-for-sale securities	(610)	(290)	(1,005)
Proceeds from sales of available-for-sale securities	639	—	1,059
Additional investment in subsidiary	(12,000)	—	(1,545)
Loan originations and principal collections, net	—	—	624
Capital expenditures	(4)	(5)	—
Net cash used in investing activities	(11,975)	(295)	(867)
Cash flows from financing activities:			
Proceeds from exercise of stock options	526	213	247
Proceeds from stock offering	16,362	—	—
Dividends paid	(1,844)	(1,498)	(1,477)
Net cash provided by (used in) financing activities	15,044	(1,285)	(1,230)
Net increase in cash and cash equivalents	4,289	43	10
Cash and cash equivalents at beginning of year	54	11	1
Cash and cash equivalents at end of year	$ 4,343	$ 54	$ 11
Supplemental disclosure:			
Income taxes paid (received)	$ 3	$ (53)	$ (619)

The Parent Company Only Statements of Changes in Stockholders' Equity are identical to the Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2006, 2005 and 2004, and therefore are not reprinted here.

BEVERLY NATIONAL CORPORATION

DIRECTORS

Donat A. Fournier, Chairman
President & Chief Executive Officer,
Beverly National Corporation and Beverly National Bank

Richard H. Booth
Stockbroker (retired)

Kevin M. Burke, Esq.
Secretary of Public Safety for the
Commonwealth of Massachusetts

John N. Fisher
President, Fisher & George Electrical Co., Inc.

Mark B. Glovsky, Esq.
Partner, Glovsky & Glovsky, Attorneys at Law

Alice B. Griffin
Consultant

Suzanne S. Gruhl, CPA
Chief Financial Officer, Children's Friend

Robert W. Luscinski, CPA
Certified Public Accountant

Pamela C. Scott
President & Chief Executive Officer, LVCC, Inc.

Clark R. Smith, Esq.
Attorney, Family Foundation

Michael F. Tripoli, CPA
Partner, Grandmaison & Tripoli, LLP, CPAs

OFFICERS

Donat A. Fournier
President & Chief Executive Officer

Michael O. Gilles
Executive Vice President, Treasurer &
Chief Financial Officer

John L. Good, III
Vice President

Paul J. Germano
Vice President & Secretary

John R. Putney
Vice President

James E. Rich, Jr., CTFA
Vice President

Avis A. Beaulieu
Assistant Secretary

BEVERLY NATIONAL BANK

SENIOR MANAGEMENT

Donat A. Fournier
President & Chief Executive Officer

Michael O. Gilles
Executive Vice President & Chief Financial Officer

John L. Good, III
Executive Vice President, Retail Division

John R. Putney
Executive Vice President & Senior Loan Officer

Paul J. Germano
Senior Vice President, Secretary, Chief Operating
Officer & Cashier

Lorraine E. Mitchell
Senior Vice President & Chief Risk Officer

James E. Rich, Jr., CTFA
Senior Vice President & Senior Trust Officer

VICE PRESIDENTS

Natasha Astrom

Lisa J. Austin, CFA

Shon Baldini

Janet Belsky

Jayne M. Bernier

Stephen F. Curran, CFP

Cynthia R. Funchion

Bradford J. Gaige

Nicholas P. Helides

Mary C. Helming

Diane M. Horne

Daniel A. Jacobs

Kevin E. Keegan, Esq.

David Lawson

Donald R. Lonnberg

Jeffrey Manning

Gregory M. Ryan

Derek P. Scialdone

Ann M. Shaw

Patricia K. St. Clair

Elizabeth A. Thompson

James M. Williams

Shareholder Information

Corporate Headquarters

Beverly National Corporation and Beverly National Bank
240 Cabot Street
Beverly, Massachusetts 01915
(978) 922-2100
www.beverlynational.com

Notice of Shareholders' Meeting

The Annual Meeting of the Shareholders of Beverly National Corporation will be held at 9:00 a.m. on Tuesday, May 22, 2007 at our Danvers office located at 107 High Street, Danvers, Massachusetts 01923.

Stock Listing

The common stock of Beverly National is traded on the American Stock Exchange under the symbol "*BNV*."

Registrar and Transfer Agent

Contact our stock transfer agent directly for assistance in changing your address, elimination of duplicate mailings, transferring stock, replacing lost, stolen or destroyed stock certificates, or dividend checks:

Registrar and Transfer Company
Attn: Investor Relations
10 Commerce Drive
Cranford, New Jersey 07016
(800) 368-5948
www.rtco.com

Annual Report on Form 10-K

Shareholders and other interested persons may obtain a copy of Beverly National's annual report to the Securities and Exchange Commission (Form 10-K) free of charge by accessing our website or upon written request to:

Beverly National Corporation
Investor Relations
204 Cabot Street
Beverly, Massachusetts 01915

Beverly National has filed the Chief Executive Officer/Chief Financial Officer certifications that are required by Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to its Form 10-K.


BEVERLY NATIONAL BANK
1802

BEVERLY NATIONAL CORPORATION
240 CABOT STREET
BEVERLY, MA 01915
978-922-2100

100 CUMMINGS CENTER
SUITE 101N
BEVERLY, MA 01915
978-922-3322

63 DODGE STREET
BEVERLY, MA 01915
978-927-2233

107 HIGH STREET
DANVERS, MA 01923
978-739-4222

25 RAILROAD AVENUE
HAMILTON, MA 01982
978-468-2243

11 SUMMER STREET
MANCHESTER-BY-THE-SEA,
MA 01944
978-526-9151

6 PARADISE ROAD
SALEM, MA 01970
978-744-4464
(OPENING 2007)

15 MAIN STREET
TOPSFIELD, MA 01983
978-887-8782

BEVERLY HIGH SCHOOL AND HAMILTON/WENHAM REGIONAL HIGH SCHOOL (FINANCIAL EDUCATION PARTNERSHIPS)

END

www.BeverlyNational.com

Member FDIC 
EQUAL HOUSING OPPORTUNITY